Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Registered Office: SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS OF

STERLITE INDUSTRIES (INDIA) LIMITED

Day	:	Thursday

Date	:	21st June, 2012

Time	:	10 AM

Venue:	:	Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin – 628002

CONTENTS	PAGE NO.

Notice of Court Convened Meeting of the Equity Shareholders of Sterlite Industries (India) Limited	3

Explanatory Statement under Section 393 of the Companies Act, 1956	5

Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors.	20

Form of Proxy	85

Attendance Slip	87

IN THE HIGH COURT OF JUDICATURE AT MADRAS

(ORDINARY ORIGINAL CIVIL JURISDICTION)

C.A. No.393 of 2012

IN THE MATTER OF COMPANIES ACT, 1956

AND

IN THE MATTER OF SECTION 391 to 394 READ WITH SECTION 78, 100 TO 103 OF THE COMPANIES ACT, 1956

AND

IN THE MATTER OF SCHEME OF AMALGAMATION AND ARRANGEMENT

AMONGST

STERLITE INDUSTRIES (INDIA) LIMITED
(SIIL/ Amalgamating Company 1)

AND

THE MADRAS ALUMINIUM COMPANY LIMITED
(MALCO / Amalgamating Company 2)

AND

STERLITE ENERGY LIMITED
(SEL / Amalgamating Company 3)

AND

VEDANTA ALUMINIUM LIMITED
(VAL / Demerged Company)

AND

SESA GOA LIMITED
(SGL / Amalgamated Company)

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

STERLITE INDUSTRIES (INDIA) LIMITED,	)
Registered Office: SIPCOT Industrial Complex,	)
Madurai By Pass Road, T V Puram P.O.,	)
Tuticorin – 628 002, Tamil Nadu. Represented	)	.……… Applicant Company/
by its Authorised Signatory Mr. M Esakkiappan	)	Amalgamating Company 1.

NOTICE CONVENING THE MEETING OF EQUITY SHAREHOLDERS OF

STERLITE INDUSTRIES (INDIA) LIMITED

To,

The Equity Shareholders of Applicant Company,

TAKE NOTICE that by an Order made on 26th April, 2012, the Hon’ble High Court of Judicature at Madras has directed that a meeting of the Equity Shareholders of Sterlite Industries (India) Limited, the Applicant Company, be held at Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin - 628002, on Thursday, 21st June, 2012 at 10 AM for the purpose of considering and if thought fit, approving, with or without modification(s), the amalgamation and arrangement proposed to be made amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors (‘Scheme’).

TAKE FURTHER NOTICE that in pursuance of the said Order, a meeting of the Equity Shareholders of Sterlite Industries (India) Limited (‘the Applicant Company’ or ‘Amalgamating Company 1’) will be held at Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin - 628002, on Thursday, 21st June, 2012 at 10 AM, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you, is deposited at the Registered Office of the Applicant Company at SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram P.O., Tuticorin – 628 002, Tamil Nadu, not later than 48 hours before the said meeting.

This Court has appointed Mr. P. Ramnath of the Applicant Company, and failing him, Mr. M. S. Mehta of the Applicant Company, and failing him, Mr. D. D. Jalan of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Scheme of Amalgamation and Arrangement, Statement under Section 393, Form of Proxy and Attendance Slip are enclosed.

Dated this 15th day of May, 2012

sd/-

Chairman appointed for the meeting

Note: All alterations made in the Form of Proxy should be initialed.

Enclosures: As above

Registered Office:

SIPCOT Industrial Complex, Madurai By Pass Road,

T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu

Notes:

Important Information to equity shareholders

•

Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy or by Authorised Representative under section 187 of the Companies Act, 1956) at the shareholders meeting.

•

Body Corporate and Foreign Institutional Investor (FII) Equity Shareholder(s) would be required to deposit certified copies of Board/Custodial resolutions/Power of Attorney in original, as the case may be, authorizing the individuals named therein, to attend and vote at the meeting on its behalf. These documents must be deposited at the Registered Office of Sterlite Industries (India) Limited at SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu at least 48 hours before the time of holding the meeting.

IN THE HIGH COURT OF JUDICATURE AT MADRAS

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 393 OF 2012

In the matter of the Companies Act, 1956 (1 of 1956);

AND

In the matter of Sections 391 to 394 read with Section 78, 100 to 103 of the Companies Act, 1956;

AND

In the matter of Scheme of Amalgamation and Arrangement

AMONGST

Sterlite Industries (India) Limited (‘SIIL’ or ‘Amalgamating Company 1’)

AND

The Madras Aluminium Company Limited (‘MALCO’ or ‘Amalgamating Company 2’)

AND

Sterlite Energy Limited (‘SEL’ or ‘Amalgamating Company 3’)

AND

Vedanta Aluminium Limited (‘VAL’ or ‘Demerged Company’)

AND

Sesa Goa Limited (‘SGL’ or ‘Amalgamated Company’)

AND

their respective shareholders and creditors.

STERLITE INDUSTRIES (INDIA) LIMITED, a

company incorporated under the provisions of the

Companies Act, 1956 and having its Registered

Office at SIPCOT Industrial Complex, Madurai By

Pass Road, T. V Puram P.O, Tuticorin – 628 002,

) ) ) ) )
Tamil Nadu		………. Applicant Company/
Amalgamating Company 1.

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956 [“the Act”]

1.

Pursuant to an Order dated 26th April, 2012 passed by the Hon’ble High Court of Judicature at Madras in the Company Summons for Direction referred to hereinabove, a meeting of the Equity Shareholders of Sterlite Industries (India) Limited, the Applicant Company, is being convened and held at Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin - 628002, on Thursday, 21st June, 2012 at 10 AM for the purpose of considering and if thought fit, approving with or without modification(s), the proposed Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited (‘SIIL’ or ‘the Amalgamating Company 1’), The Madras Aluminium Company Limited (‘MALCO’ or ‘the Amalgamating Company 2’), Sterlite Energy Limited (‘SEL’ or ‘the Amalgamating Company 3’), Vedanta Aluminium Limited (‘VAL’ or ‘the Demerged Company’) and Sesa Goa Limited (‘SGL’ or ‘the Transferee Company’) and their respective Shareholders and Creditors (‘the Scheme’ or ‘this Scheme’).The other definitions contained in the Scheme will apply to this Explanatory Statement also.

2.	The resolution to be submitted at the said meeting will read as follows :

‘RESOLVED THAT subject to the approval of the Hon’ble High Court of Judicature at Madras, the arrangement as embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors placed before the meeting and initialed by the Chairman of the meeting for the purpose of identification, be and is hereby approved’.

‘RESOLVED FURTHER THAT any one of the Directors or Company Secretary of Sterlite Industries (India) Limited be and are hereby severally authorised to do all such acts, deeds and things as are considered requisite or necessary to effectively implement the scheme and accept such modification and/or conditions, if any, which may be required and/or imposed by the High Court of Judicature at Madras, while sanctioning the Scheme’.

3.	All the companies involved in the Scheme are part of the Vedanta Group. The proposed Scheme of Amalgamation and Arrangement envisages

(a)	amalgamation of SIIL with SGL ;

(b)	vesting of the Power Business Undertaking of MALCO into VAL;

(c)	amalgamation of MALCO into SGL ;

(d)	amalgamation of SEL into SGL;

(e)	demerger of the Aluminium Business Undertaking of VAL into SGL.

4.	As part of the consolidation of the various businesses of the Vedanta Group in India, inter alia, it is also proposed that the entire shareholding of VAL shall be consolidated into and held by SGL.

In order to give effect to the same, it is proposed that Ekaterina Limited (“Ekaterina”)be amalgamated into and with SGL, through a separate Scheme of Amalgamation (the “Concurrent Scheme”) under Sections 261 to 264 and other applicable provisions of the Mauritius Companies Act, 2001 and Sections 391 to 394 and other applicable provisions of the Act. Accordingly, implementation of this Scheme and the Concurrent Scheme shall result into consolidation of 100% equity shareholding of VAL in SGL, prior to demerger of the Aluminium Business Undertaking of VAL into SGL as stated in clause 3 (e) above. The effectiveness of the Scheme shall inter-alia be subject to the effectiveness of the Concurrent Scheme.

5.	SIIL was incorporated on September 08, 1975, under the provision of the Act, with the Registrar of Companies in West Bengal with Registration No. 30217 of 1975 under the name and style of ‘Rainbow Investment Limited’. Further, the name of the Company was changed to ‘Sterlite Cables Limited’ with effect from October 19, 1976 and a fresh Certificate of Incorporation of even date consequent upon change of name was issued. Further, the registered office of SIIL was shifted from the state of West Bengal to the state of Maharashtra with effect from October 29, 1979 and Certificate of Registration of even date was issued by the Registrar of Companies, Mumbai, Maharashtra. Further, the name of SIIL was changed to ‘Sterlite Industries (India) Limited’ with effect from February 28, 1986 and a fresh Certificate of Incorporation of even date consequent upon change of name was issued by the Registrar of Companies, Mumbai, Maharashtra. Further, the registered office of SIIL was transferred from the state of Maharashtra to the state of Tamil Nadu pursuant to the order dated February 19, 2007 of the Company Law Board, Western Regional Bench, Mumbai and a Certificate of Registration dated March 7, 2007 was issued by the Registrar of Companies, Chennai, Tamil Nadu.

6.	The Registered Office of SIIL is a metal and minning company in India situated at SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O, Tuticorin, Tamil Nadu-628 002.

7.	The authorized, issued, subscribed and paid-up share capital of SIIL as at March 31, 2011 is as under:

Particulars	Amount (Rs.)
Authorized Share Capital
5,000,000,000 Equity Shares of Re.1 each	5,000,000,000

TOTAL	5,000,000,000

Issued Subscribed and Paid Up Share Capital
3,361,207,534* Equity Shares of Re.1 each fully paid up	3,361,207,534
Less: Unpaid allotment money / calls in arrears	(11,790)

TOTAL	3,361,195,744

Subsequent to March 31, 2011, there has been no change in the share capital of SIIL as on date. The shares of SIIL are listed on the BSE Limited and The National Stock Exchange of India.

*	includes 109,272,684 equity shares represented by American Depository Shares (ADS). These ADS of SIIL are listed on the New York Stock Exchange. Beside the above SIIL has 5,00,000 4% Convertible Senior Notes [Foreign Currency Convertible Bonds (FCCB)] which are outstanding. These FCCBs are listed on Singapore Exchange Limited.

8.	SIIL is India’s leading metal and mining company.

9.	The Main objects of SIIL as set out in the Memorandum of Association are briefly as under:

‘III. The objects for which the Company is established are:

(A)	THE MAIN OBJECTS OF THE COMPANY TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION:

1	To manufacture, buy, sell, exchange, alter, improve, manipulate, prepare for market, import or export or otherwise deal in electrical wires and cables of all kinds.

2	To carry on business as manufacturers of all types of electrical goods, and to act as electrical engineers.

3	To carry on all or any of the business of ferrous and non-ferrous metals and mining, refining and preparing for market ores, minerals metals and substances of every kind and description, and processing them and trading in them and their products and by-products.

4	To carry on the manufacture, trade, sale, import, export of all kinds of telecommunication cables, jelly filled cables, dry core cables, coaxial, optic fibre, cables switch board cables, jumparwires, telephone handset cords and other suitable alike cables and wires.

5	To carry on the business of acquiring, establishing, commissioning, setting up, operating and maintaining Thermal, Hydro, Nuclear and all kinds of conventional and non-conventional Power Plants, power transmission systems, Power systems, generation stations based on conventional / non-conventional resources for evacuation, generation, transmission and distribution of power through establishing or using station, tie-lines sub-stations and transmission lines on commercial basis including build, own and transfer (BOT), built own and operate (BOO) and/or build, own lease and transfer (BOLT) and/or build, own, operate and transfer (BOOT) basis and to carry on the business of acquiring, operating, managing and maintaining power transmission system, power generation stations, tile-lines, sub-stations and transmission lines, either newly set up or acquired from State Electricity Boards, Vidyut Boards, Power Utilities Generating Companies, Transmission Companies, Distribution Companies, State Governments, Licensees, Statutory Bodies, other organizations and bulk consumers of power and for any or all of the aforesaid purposes, to do trading and all the necessary or ancillary activities as may be considered necessary or beneficial or desirable.”

6	To invest in, acquire, hold, sell or otherwise deal in, directly or indirectly, or through its subsidiaries, associate companies, consortium, partnership, joint ventures, special purpose vehicle or otherwise, any shares, stocks, debentures, debenture stock, warrants, any other financial instruments, bonds obligations and Securities issued or guaranteed by any company constituted or carrying on the business in India or elsewhere or Government, State Government, Semi-Government, Semi Government Authorities, local Authorities, Public Sector Undertakings, Financial Institutions, Public Body, any other persons or otherwise, and/or to carry on and undertake the business of finance, making loans or advances, investment, merchant bankers, underwriters.

10.	THE MADRAS ALUMINIUM COMPANY LIMITED (‘MALCO’ or ‘the Amalgamating Company 2’) was incorporated in the State of Tamil Nadu on August 31, 1960 under the provisions of the Act under the name and style of ‘The Madras Aluminium Company Limited’.

11.	The Registered Office of MALCO is situated at Mettur Dam R.S. 636 402; Salem District, Tamil Nadu.

12.	The authorized, issued, subscribed and paid-up share capital of MALCO as at March 31, 2011 is as under :

Particulars	Amount (Rs.)
Authorised
117,500,000 equity shares of Rs.2 each	235,000,000
250,000 13.5% Redeemable Cumulative Preference Shares of Rs. 100/- each	25,000,000

TOTAL	260,000,000

Issued Subscribed and Paid Up
112,500,000 equity shares of Rs.2 each fully paid up	225,000,000

TOTAL	225,000,000

Subsequent to March 31, 2011, MALCO has undertaken buyback of its shares and its present paid-up capital as of the date of the meeting of its Board of Directors approving this Scheme (post the said buy-back), is Rs. 224,928,540 divided into 112,464,270 equity shares of Rs. 2 each fully paid up. There has been no change in the authorised share capital of MALCO since March 31, 2011.

13.	MALCO is currently engaged inter alia, in generation of power.

14.	The main objects of MALCO as set out in the Memorandum of Association, is as follows:

‘III.	The objects for which the Company is established are:

1.	To conduct and carry on the business relating to the winning and working of Iron ore, coal, bauxite, magnesite and other minerals or metallic ores or substances of all descriptions, the production and working of aluminium hydroxide, alumina, magnesia and other oxides, and the winning and working of salts, and other combinations thereof, and of any other chemical products.

2.	To conduct and carry on any business relating to winning and working of electro- chemical products, and metals including aluminium and other alloys, and the production, manufacture and trading in such products and metals, and to acquire lands, mining rights, water rights and other easements necessary for carrying on such work.

3.	To carry on the manufacture and preparation of any other materials which may be usefully or conveniently combined with the business of the Company or any contracts undertaken by the Company, and either for the purpose of such contracts, or as an independent business, to buy, sell, manufacture, import, export, manipulate, prepare for market and deal in, both wholesale and retail, aluminium, iron, steel and any other metals, and all kinds of machinery, implements, tools, hardware, utensils, articles and things, wholly or partly manufactured therefrom.

3(a)	To generate, supply, sell, accumulate, convert and distribute electric or any power or energy (convention and non-convention) and to all such things as may be required in connection therewith and to acquire, construct, manufacture, export, import and maintain all moveable and immovable properties and assets used in connection with the generation, supply sale, accumulation, conversion and distribution off electricity of or any power or any energy.

15.	STERLITE ENERGY LIMITED (‘SEL’ or ‘the Amalgamating Company 3’) was incorporated in the State of Maharashtra on February 2, 1995 under the provisions of the Act under the name and style of ‘Manjiri Finvest Private Limited’. The name was changed to ‘Sterlite Energy Private Limited’ with effect from May 10, 2004 and a fresh Certificate of Incorporation of even date consequent upon change of name was issued by the Registrar of Companies, Chennai, Tamil Nadu. Lastly, the name was changed to ‘Sterlite Energy Limited’ with effect from July 21, 2006 and a fresh Certificate of Incorporation of even date was issued by the Registrar of Companies, Chennai, Tamil Nadu.

16.	The Registered Office of SEL is situated at SIPCOT Industrial Complex, Madurai By Pass Road, T.V Puram P.O., Tuticorin – 628 002, Tamil Nadu.

17.	The authorized, issued, subscribed and paid-up share capital of SEL as at March 31, 2011 is as under :

Particulars	Amount (Rs.)
Authorised
3,500,000,000 equity shares of Rs. 10 each	35,000,000,000
1,000,000,000 redeemable cumulative convertible preference shares of Rs. 10/- each	10,000,000,000

TOTAL	45,000,000,000

Issued Subscribed and Paid Up
1,187,314,715 equity shares of Rs.10 each fully paid up	11,873,147,150

TOTAL	11,873,147,150

Subsequent to March 31, 2011, there has been no change in the share capital of SEL.

18.	SEL is in business of developing, constructing and operating power plants.

19.	The main objects of SEL as set out in the Memorandum of Association is as follows:

‘III.	The objects for which the Company is established are:

(A)	THE MAIN OBJECTS OF THE COMPANY TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION ARE:

1.	To generate, develop and accumulate power at any place or places and to transmit distribute and supply such power throughout the area.

2.	To carry on the business of general power supply company and to construct, lay down, establish, fix, and carry out all necessary power stations, cables, wires, lines, accumulators, lamps and works.

20.	VEDANTA ALUMINIUM LIMITED (‘VAL’ or ‘the Demerged Company’) was incorporated in the State of Maharashtra on January 18, 2001 under the provisions of the Act under the name and style of ‘Sterlite Transmission Limited’. The name was changed to ‘Vedanta Alumina Limited’ with effect from January 20, 2004 and a fresh Certificate of Incorporation of even date was issued by the Registrar of Companies, Chennai, Tamil Nadu. Lastly the name was changed to ‘Vedanta Aluminium Limited’ with effect from August 25, 2007 and a fresh Certificate of Incorporation of even date consequent upon change of name was issued by the Registrar of Companies, Chennai, Tamil Nadu.

21.	The Registered Office of VAL is situated at SIPCOT Industrial Complex, Madurai By Pass Road, T.V Puram P.O., Tuticorin – 628 002, Tamil Nadu.

22.	The authorized, issued, subscribed and paid-up share capital of VAL as at March 31, 2011 is as under :

Particulars	Amount (Rs.)
Authorised
1,500,000,000 equity shares of Rs.2 each	3,000,000,000

TOTAL	3,000,000,000

Issued Subscribed and Paid Up
854,656,250 shares of Rs.2 each fully paid up	1,709,312,500

TOTAL	1,709,312,500

Subsequent to March 31, 2011, the Share Capital of VAL is as under:

Particulars	Amount in Rs.
Authorized
8,80,000,000 equity shares of Rs. 2 each	17,60,000,000
12,50,000 preference shares of Rs. 1000 each	12,50,000,000

Total	3,010,000,000

Issued, Subscribed and Paid-up Share Capital
854,656,250 equity shares of Rs. 2 each fully paid-up	1,709,312,500
10,00,000 preference shares of Rs. 1000 each fully paid-up	1,000,000,000

Total	2,709,312,500

23.	VAL is a producer of metallurgical grade alumina and other aluminium products.

24.	The main objects of VAL as set out in the Memorandum of Association are as follows:

‘III.	The objects for which the Company is established are:

(A)	THE MAIN OBJECTS OF THE COMPANY TO BE PURSUED BY THE COMPANY ON ITS INCORPORATION ARE:

1.	To conduct, buy, sell, produce, import and export, deal in and carry on the business of ferrous and no ferrous metals and mining, refining and preparing of marked ores, minerals, metals and substances of every kind and description and processing them, trading in the products and bi- products and engaging in working of iron ore, coal, bauxite, magnetite and other minerals or, metallic ores or substances of all description, the production and working of aluminum hydroxide, alumina, magnese and other oxides or alloys and to acquire lands, mining rights, water rights and other assessment necessary to carry out the above activities.

2.	To generate, supply, sell, accumulate, convert and distribute electric power or energy (conventional and non conventional) and to do all such things as may be required in connection therewith and to acquire, maintain and run power plants whether for captive use or otherwise.

25.	SESA GOA LIMITED (‘SGL’ or ‘the Amalgamated Company’) was incorporated on June 25, 1965 under the provisions of Act under the name and style of ‘Sesa Goa Private Limited’. It became a Public Limited Company pursuant to an initial public offer in the year 1981.

26.	The Registered Office of SGL is situated at Sesa Ghor, 20, EDC Complex, Patto, Panaji, Goa – 403 001.

27.	The authorized, issued, subscribed and paid-up share capital of SGL as at March 31, 2011 is as under :

Particulars	Amount (Rs.)
Authorised
1,000,000,000 equity shares of Re. 1 each	1,000,000,000

TOTAL	1,000,000,000

Issued Subscribed and Paid Up
869,101,423 shares of Re. 1 each fully paid up	869,101,423

TOTAL	869,101,423

Subsequent to March 31, 2011, there has been no change in the share capital of SGL. The shares of SGL are listed on BSE Limited and The National Stock Exchange of India.

Beside the above SGL has 2168 number of Foreign Currency Convertible Bonds (FCCB) outstanding. These FCCBs are listed on the Singapore Exchange Limited.

28.	SGL is a producer and exporter of iron ore, pig iron and metallurgical coke.

29.	The main objects of SGL as set out in the Memorandum of Association is as follows:

‘III.	The objects for which the Company is established are:

(A)	THE OBJECTS FOR WHICH THE COMPANY IS ESTABLISHED EXTEND TO INDIA AND ABROAD AND ARE THE FOLLOWING:

1.	To continue to carry on the business of this Company, which was a Sociedade Por Quotas Resposabilidade Limitada, and to carry on all or any of the business of prospecting, exploring, mining, winning, importing, exporting, dealing, processing, buying, selling and distributing and generally dealing in earth and ore of all kinds including iron-ore, ferro-manganese, china-clay, quartz, silica, abrasive minerals, aluminium minerals, anlydrite, antimony minerals aquamarine, asbestos, barium minerals, bauxite, fluorspars and others.

2.	To purchase, take on lease or otherwise acquire mines, lands, and mineral properties, and also grants, concession, leases, claims, licences of or other interest in mines, mining rights, lands, mineral properties, water rights, either absolutely or conditionally and either solely or jointly with others.

3.	To buy, sell, import, export, distribute, prepare, produce, process and manufacture agriculture, forest, mineral, animal or any other goods, ware commodities, merchandise, article and things of any description or kind whatsoever

4.	To crush, win, get, quarry, smelt, calcine, refine, dress, amalgamated, manipulate, and prepare for market, ore, metal and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conducive to any of the Company’s objects.

5.	To carry on all or any of the business of exploring, discovering, producing, refining, processing, importing, exporting, distributing and generally dealing in crude oil, natural gas and other hydrocarbons.

30.	The details of cross holdings of the companies is as follows :

a)	MALCO holds 3.56% of equity in SIIL. On merger of SIIL and MALCO into SGL, the said cross holding would get cancelled.

b)	SIIL holds 29.5% stake in VAL and Ekaterina Limited (indirect 100% subsidiary of Vedanta Resources Plc) holds 70.5% stake in VAL. Post merger of SIIL under this Scheme and of Ekaterina Limited into SGL through the Concurrent Scheme, SGL would hold 100% of the equity share capital in VAL.

c)	SEL is a 100% subsidiary of SIIL. Upon merger of SIIL into SGL, SGL would hold 100% of equity stake in SEL.

31.	Rationale of the Scheme of Amalgamation and Arrangement :

The Scheme of Amalgamation and Arrangement is expected to simplify the group structure and make it more transparent by eliminating cross holdings. The re-organization exercise would achieve the following synergies for the group:

•	Consolidate and simplification the group structures;

•	Elimination of cross holdings within the group;

•	Enhances in earnings and cash flow visibility;

•	Improved alignment of debt and cash flows;

•

Synergies arising out of consolidation of business such as, enhancement of net worth of the combined business to capitalise on future growth potential, optimal utilisation of resources and better administration and cost reduction.

The Board of Directors of all the companies are of the opinion that the re-organization would benefit the shareholders, employees and other stakeholders of the companies.

32.

The Board of Directors of SIIL, MALCO, SEL, VAL and SGL have approved the Scheme at their respective meeting held on the 25th February, 2012. The copy of the Scheme setting out in detail the terms and conditions of the arrangement, which has been approved by the Board of Directors of SIIL on 25th February, 2012, is forming part of this Explanatory Statement.

33.	The salient features of the Scheme are as follows:

(a)	The Appointed Date for amalgamation of SIIL into SGL is April 01, 2011,

(b)	The amalgamation of SIIL into SGL would be effective on the last of the dates on which the certified copies of the Order of the High Court of Judicature at Madras and the Order of the High Court of Judicature of Bombay at Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies.

(c)	Upon the amalgamation of SIIL into SGL becoming effective and upon vesting of undertaking of SIIL into SGL, shareholders of SIIL (except MALCO as MALCO is also amalgamating into SGL), as of the Record Date shall receive equity shares of SGL aggregating to 194,48,74,125 shares in the following share exchange ratio :

‘Every equity shareholder of SIIL holding 5 (five) equity shares in SIIL of Re. 1 each fully paid up as of the Record Date shall be entitled to be issued 3 (three) equity shares of face value Re. 1 each, at par, credited as fully paid up, of SGL’

(d)	FCCBs issued by SIIL shall be treated as FCCBs issued by SGL with the same rights and obligations. Upon amalgamation of SIIL into SGL becoming effective, SGL shall take over all contractual obligations of the FCCBs, issued by SIIL as if these FCCBs were issued by SGL, subject to the modification that in the event of any FCCB holder exercising its option to convert the FCCBs into ADSs of SIIL, prior to the maturity date of such FCCBs (in terms of issuance thereof), they shall be entitled to such number of ADSs of SGL, as any ADS holder of SIIL would have been entitled to in accordance with the share exchange ratio (as mentioned above).

(e)	Upon the amalgamation of SIIL into SGL becoming effective and as a part of the process of issue of equity shares, SGL shall appoint depository of SIIL ADSs as the depository of SGL ADSs (“SGL Depository”). Pursuant to appropriate arrangement(s) to be entered into between SGL and SGL Depository, SGL shall issue to SGL Depository an appropriate number of underlying equity shares of SGL in accordance with the share entitlements ratio as mentioned above.

(f)	Upon vesting of all assets and liabilities of the Power Business Undertaking of MALCO into VAL, VAL shall pay to MALCO a lump-sum cash consideration of Rs. 150 Crores

(g)	Upon the amalgamation of MALCO with SGL becoming effective and upon vesting of undertaking of MALCO into SGL, shareholders of MALCO shall receive equity shares of SGL aggregating to 78,724,989 shares in the following share exchange ratio :

‘Every equity shareholder of MALCO holding 10 (ten) equity shares in MALCO of Rs. 2 each fully paid up as of the Record Date shall be entitled to be issued 7 (seven) equity shares of face value Re. 1 each, at par, credited as fully paid up, of SGL’

For determining the fair value of MALCO for the share swap ratio, the value of entire MALCO including the fair value of its Power Business Undertaking and holding in SIIL has been considered.

(h)	Upon the amalgamation of SIIL with SGL becoming effective, SEL would become a wholly owned subsidiary of SGL and accordingly no shares shall be issued and allotted by SGL either to itself or to any of its nominee shareholders holding shares in SEL upon vesting of the undertaking of SEL into SGL.

(i)	Upon the amalgamation of SIIL with SGL becoming effective and upon the Concurrent scheme becoming effective, VAL shall become a wholly owned subsidiary of SGL and accordingly no shares shall be issued and allotted by SGL either to itself or to any of its nominee shareholders holding shares in VAL upon vesting of Aluminium Business Undertaking of VAL into SGL.

(j)	Upon the amalgamation of Ekaterina with SGL becoming effective, pursuant to the Concurrent Scheme, shareholders of Ekaterina shall receive equity shares of SGL aggregating to 72,304,335 shares in the following share exchange ratio :

“Every equity shareholder of the Ekaterina holding Twenty Five [25] equity shares in Ekaterina of USD 0.1 each fully paid up as of the Record Date shall be entitled to be issued One [1] equity shares of the face value of Re. 1 each, at par, credited as fully paid-up, of SGL.”

(k)	Upon the Scheme becoming effective, SIIL, MALCO and SEL shall stand dissolved without being wound up;

(l)	The effectiveness of the Scheme is conditional upon and subject to:

(a)	the Scheme being approved by the respective requisite majorities of the various classes of shareholders and creditors of the Companies as required under the Act, and the requisite orders of the Courts being obtained;

(b)	the Scheme being approved by the Competition Commission of India;

(c)	the Concurrent Scheme being made effective in terms of the provisions of the Act and the relevant Mauritian laws governing Ekaterina Limited; and

(d)	certified copies of the orders of the Courts referred to under sub-clause (a) above being filed by the Companies with the respective Registrars of Companies having jurisdiction over each such Company.

The features set out above being only the salient features of the Scheme of Amalgamation and Arrangement; the shareholders are requested to read the entire text of the Scheme of Amalgamation and Arrangement annexed hereto to get fully acquainted with the provisions thereof.

34.

The share swap ratio was approved by the Board of Directors of SIIL on 25th February, 2012 after considering valuation arrived by M/s. Grant Thornton India LLP and KPMG India Private Limited and Fairness Opinion Report from DSP Merrill Lynch Limited. Further SGL has also obtained fairness opinion from Citigroup Global Markets India Private Limited.

35.	In connection with amalgamation of SIIL into SGL, each ADS holder holding 5 (five) ADSs of SIIL will be entitled to be issued 3 (three) ADSs of SGL pursuant to an ADS programme to be established by SGL. Each ADS will represent 4(four) equity Shares Re. 1/- each fully paid up. No fractional SGL ADSs will be issued. Fractional entitlements to SGL ADSs will be aggregated and sold and the net cash proceeds will be distributed by the SIIL depository to the holders entitled thereto after deduction of applicable fees, taxes and expenses.

36.	The shareholding pattern of SIIL, as on March 31, 2012 is as follows:

CATEGORY CODE	CATEGORY OF SHAREHOLDER		TOTAL SHAREHOLDING AS A % OF TOTAL NO OF SHARES
		TOTAL NUMBER OF SHARES	AS A PERCENTAGE OF (A+B+C)
(I)	(II)	(IV)	(VII)
(A)	PROMOTER AND PROMOTER GROUP
(1)	INDIAN
(a)	Individual /HUF	834,160	0.02
(b)	Central Government/State Government(s)	0	0.00
(c)	Bodies Corporate *	119,953,559	3.57
(d)	Financial Institutions / Banks	0	0.00
(e)	Others	0	0.00

	Sub-Total A(1) :	120,787,719	3.59

CATEGORY CODE	CATEGORY OF SHAREHOLDER		TOTAL SHAREHOLDING AS A % OF TOTAL NO OF SHARES
		TOTAL NUMBER OF SHARES	AS A PERCENTAGE OF (A+B+C)
(I)	(II)	(IV)	(VII)
(2)	FOREIGN
(a)	Individuals (NRIs/Foreign Individuals)	0	0.00
(b)	Bodies Corporate	1,671,144,924	49.72
(c)	Institutions	0	0.00
(d)	Others	0	0.00

	Sub-Total A(2) :	1,671,144,924	49.72

	Total A=A(1)+A(2)	1,791,932,643	53.31

(B)	PUBLIC SHAREHOLDING
(1)	INSTITUTIONS
(a)	Mutual Funds /UTI	128,469,661	3.82
(b)	Financial Institutions /Banks	72,538,781	2.16
(c)	Central Government / State Government(s)	2,800	0.00
(d)	Venture Capital Funds	0	0.00
(e)	Insurance Companies	117,291,245	3.49

CATEGORY CODE	CATEGORY OF SHAREHOLDER		TOTAL SHAREHOLDING AS A % OF TOTAL NO OF SHARES
		TOTAL NUMBER OF SHARES	AS A PERCENTAGE OF (A+B+C)
(I)	(II)	(IV)	(VII)
(f)	Foreign Institutional Investors	400,729,628	11.92
(g)	Foreign Venture Capital Investors	0	0.00
(h)	Others	0	0.00

	Sub-Total B(1) :	719,032,115	21.39

(2)	NON-INSTITUTIONS
(a)	Bodies Corporate	189,235,932	5.63
(b)	Individuals
	(i) Individuals holding nominal share capital upto Rs.1 lakh	113,466,638	3.38
	(ii) Individuals holding nominal share capital in excess of Rs.1 lakh	32,376,719	0.96
(c)	Others
	Non Resident Indians	6,087,219	0.18
	Clearing Members	9,817,956	0.29
	Trusts	72,135,479	2.15

CATEGORY CODE	CATEGORY OF SHAREHOLDER		TOTAL SHAREHOLDING AS A % OF TOTAL NO OF SHARES
		TOTAL NUMBER OF SHARES	AS A PERCENTAGE OF (A+B+C)
(I)	(II)	(IV)	(VII)
	Trading Permission Pending	652,820	0.02
	Overseas Corporate Bodies	3,000	0.00
	Foreign Nationals	10,113	0.00
	Foreign Bodies-Dr	7,965,692	0.24
	Directors	72,000	0.00

	Sub-Total B(2) :	431,823,568	12.85

	Total B=B(1)+B(2) :	1,150,855,683	34.24

	Total (A+B) :	2,942,788,326	87.55

(C)	Shares held by custodians, against which Depository Receipts have been issued
(1)	Promoter and Promoter Group	165,487,852	4.92
(2)	Public	252,931,356	7.53

	GRAND TOTAL (A+B+C) :	3,361,207,534	100

37.	The directors of SIIL, MALCO, SEL, VAL and SGL may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the respective companies, or to the extent said directors are common directors in the companies, or to the extent said directors are the partners, directors, shareholders of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies. Except to the extent as stated herein-below, none of the Directors of the company have any material interest in the proposed arrangement.

38.	Details of Directors of SIIL, MALCO, SEL, VAL and SGL holding shares in SIIL, MALCO, SEL, VAL and SGL are as under :

(a)	The details of the Directors of SIIL, and their shareholding in SIIL, MALCO, SEL, VAL and SGL either singly or jointly or as nominee as on March 31, 2012 is as under:

Sr. No.	Name of the Directors	Designation	Equity Shares in SIIL	Equity shares in MALCO	Equity shares in SEL	Equity shares in VAL	Equity shares in SGL
1	Anil Kumar Agrawal	Chairman	NIL	NIL	Nil	15	NIL
2	Navin Kumar Agrawal	Executive Vice Chairman	NIL	NIL	10	15	NIL
3	Gautam Bhailal Doshi	Non – Executive Director	NIL	NIL	NIL	NIL	29,720
4	Sandeep Junnarkar Hemendra	Non – Executive Director	72,000	NIL	NIL	NIL	NIL
5	Berjis Minoo Desai	Non – Executive Director	NIL	NIL	NIL	NIL	NIL
6	Allam Pallam Ramakrishnan Narayanaswamy	Non – Executive Director	NIL	NIL	NIL	NIL	NIL
7	Din Dayal Jalan	Whole Time Director & CFO	NIL	NIL	10	15	NIL

(b)	The details of the Directors of MALCO, and their shareholding in SIIL, MALCO, SEL, VAL and SGL either singly or jointly or as nominee as on March 31, 2012 is as under:

Sr. No.	Name of the Directors	Designation	Equity Shares in SIIL	Equity shares in MALCO	Equity shares in SEL	Equity shares in VAL	Equity shares in SGL
1	Navin Kumar Agrawal	Chairman – Non Executive Director	NIL	NIL	10	15	NIL
2	Agnivesh Agarwal	Whole Time Director	NIL	NIL	NIL	NIL	NIL
3	Ponnuswamy Ramnath	Non-executive Director	100	NIL	NIL	NIL	NIL
4	Chakrapani Murugeswaran	Whole-Time Director	NIL	NIL	NIL	NIL	NIL

(c)	The details of the Directors of SEL, and their shareholding in SIIL, MALCO, SEL, VAL and SGL either singly or jointly or as nominee as on March 31, 2012 is as under:

Sr. No.	Name of the Directors	Designation	Equity Shares in SIIL	Equity shares in MALCO	Equity shares in SEL	Equity shares in VAL	Equity shares in SGL
1	S K Roongta	Director	Nil	Nil	Nil	Nil	Nil
2	Agnivesh Agarwal	Director	Nil	Nil	Nil	Nil	Nil
3	Pramod Suri	Director	5600	Nil	Nil	Nil	1600
4	Gattu Rambhav	Manager	Nil	Nil	Nil	Nil	Nil

(d)	The details of the Directors of VAL, and their shareholding in SIIL, MALCO, SEL, VAL and SGL either singly or jointly or as nominee as on March 31, 2012 is as under:

Sr. No.	Name of the Directors	Designation	Equity Shares in SIIL	Equity shares in MALCO	Equity shares in SEL	Equity shares in VAL	Equity shares in SGL
1	Pramod Suri	Whole Time Director	5600	Nil	Nil	Nil	1600
2	Navin Kumar Agarwal	Director	Nil	Nil	10	15	Nil
3	Tarun Jain	Director	Nil	Nil	10	15	Nil
4	M. Siddiqi	Director	Nil	Nil	Nil	15	Nil
5	S. K. Roongta	Managing Director	Nil	Nil	Nil	Nil	Nil

(e)	The details of the Directors of SGL, and their shareholding in SIIL, MALCO, SEL, VAL and SGL either singly or jointly or as nominee as on March 31, 2012 is as under:

Sr. No.	Name of the Directors	Designation	Equity Shares in SIIL	Equity Shares in MALCO	Equity Shares in SEL	Equity Shares in VAL	Equity shares in SGL
1	Kuldip Kumar Kaura	Director	Nil	Nil	Nil	15	Nil
2	Gurudas Kamat	Director	Nil	Nil	Nil	Nil	Nil
3	Prasoon Kumar Mukherjee	Managing Director	Nil	Nil	Nil	Nil	2000
4	Amit Pradhan	Whole Time Director	Nil	Nil	Nil	Nil	1340
5	Kasaragod Ashok Kini	Director	Nil	Nil	Nil	Nil	Nil
6	Jagdish Pal Singh	Director	Nil	Nil	Nil	Nil	Nil

39.	None of the Directors of SIIL, MALCO, SEL, VAL and SGL are having material interest in SIIL, MALCO, SEL, VAL and SGL in capacity of a Creditor as on March 31, 2012.

40.	The rights and interests of the members and creditors of SIIL will not be prejudicially affected by the Scheme.

41.

SIIL and SGL has obtained the approval to the Scheme in the terms of Clause 24(f) of the Listing Agreements of BSE Limited and The National Stock Exchange of India vide their letter dated 12th April, 2012 and 2nd April, 2012 respectively. Further approval from the Competition Commission of India has been received vide letter dated 23rd April. 2012.

42.	No investigation proceedings are pending under Sections 235 to 251 of the Companies Act, 1956 in respect of SIIL. No investigation proceedings are pending under Sections 235 to 251 of the Companies Act, 1956 against SGL except the investigation pending by Serious Fraud Investigation Officer.

43.	On the Scheme being approved by the shareholders of the respective companies, SIIL, MALCO, SEL and VAL will each seek the sanction of the High Court of Judicature at Madras, Tamil Nadu and SGL will seek sanction of the Hon’ble High Court of Bombay at Goa.

44.	An Equity shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him, and such proxy need not be a member of SIIL. The instrument appointing the proxy should however be deposited at the registered office of SIIL not later than 48 (forty eight) hours prior to the commencement of the meeting.

45.	Corporate members intending to send their authorised representatives to attend the meeting are requested to lodge a certified true copy in original of the resolution of the Board of Directors or other governing body of the body corporate not later than 48 (forty eight) hours before commencement of the meeting, authorizing such person to attend and vote on its behalf at the meeting.

46.	Inspection of the following documents may be had by the Shareholders of SIIL at the Registered Office of SIIL up to one day prior to the date of the meeting between 11 a.m. and 1 p.m. on all working days (except Saturdays).

(a)	Copy of the Order dated 26th April, 2012 of the High Court of Judicature at Madras passed in Company Application No. 393 of 2012 directing the convening of the meeting of the Shareholders of SIIL.

(b)	Scheme of Amalgamation and Arrangement.

(c)	Memorandum and Articles of Association of SIIL, MALCO, SEL, VAL and SGL.

(d)	The Latest Audited Financial Statements of SIIL for the financial year ended March 31, 2011, March 31 2010 and March 31, 2009 and the Latest Audited Financial Statements of MALCO, SEL, VAL and SGL for financial years ended March 31, 2011 and March 31, 2010 and March 31, 2009.

(e)	The Unaudited Financial Results of SIIL, MALCO, SEL, VAL and SGL for the quarter / nine months ended December 31, 2011 and the Disclosure in accordance with Clause 41 and 43 of the Listing Agreement for the quarter ended December 31, 2011 made by SIIL and SGL.

(f)	Valuation Report issued by M/s. Grant Thornton India LLP and KPMG India Private Limited and Fairness Opinion Report from DSP Merrill Lynch Limited.

(g)	Copy of No Objection Certificate to the Scheme received from BSE Limited and The National Stock Exchange of India vide their letters dated 12th April, 2012 and 2nd April, 2012 respectively.

(h)	Copy of approval of Competition Commission of India dated 23rd April, 2012

An Information statement containing further information about the Scheme and certain related matters will be made available or before 22nd May 2012 on the SIIL’s website at the following address: http://sterlite-industries.com/investor_relations/Event_Calender.aspx. SIIL will also file a copy of the Information Statement with the US Securities Exchange Commission (SEC) under cover of a Form 6-K which will be available to the public through SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system on the SECs website at http://www.sec.gov.

This statement may be treated as an Explanatory Statement under Section 173 of the Companies Act, 1956. A copy of the Scheme, Explanatory Statement and Form of Proxy may be obtained from the Registered Office of SIIL.

sd/-

Chairman appointed for the meeting

Dated this 15th day of May, 2012

Registered Office:

SIPCOT Industrial Complex,

Madurai By Pass Road, T. V Puram P.O,

Tuticorin – 628 002, Tamil Nadu

SCHEME OF AMALGAMATION AND ARRANGEMENT

UNDER SECTIONS 391 TO 394 READ WITH SECTIONS 78 AND 100 TO 103 OF THE COMPANIES ACT, 1956

AMONGST

STERLITE INDUSTRIES (INDIA) LIMITED

[SIIL / Amalgamating Company 1]

AND

THE MADRAS ALUMINIUM COMPANY LIMITED

[MALCO / Amalgamating Company 2]

AND

STERLITE ENERGY LIMITED

[SEL / Amalgamating Company 3]

AND

VEDANTA ALUMINIUM LIMITED

[VAL / Demerged Company]

AND

SESA GOA LIMITED

[SGL / Amalgamated Company]

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

CHAPTER 1

Chapter 1 of this Scheme of Amalgamation and Arrangement (“Scheme”) sets forth the overview and the objects of the Scheme.

(A)	DESCRIPTION OF COMPANIES:

1.	Sterlite Industries (India) Limited (hereinafter referred to as “SIIL” or “Amalgamating Company 1”) is the flagship company of the Vedanta Group (“group” or “Group”), a metals and mining conglomerate with business interests across India, Zambia, Australia, Namibia, South Africa and Ireland. SIIL is a non-ferrous metals and mining company. Over the years, SIIL embarked on a process of vertical integration for its core copper business and at the same time, ventured into new areas of metal business such as zinc and aluminium. The ultimate holding company of SIIL, Vedanta Resources Plc (hereinafter referred to as “VRP”) holds 54.64% of the equity share capital of SIIL through intermediate wholly owned subsidiaries as well as through equity shares underlying the American Depository Shares (ADS) issued by SIIL.

2.	The Madras Aluminium Company Limited (hereinafter referred to as “MALCO” or “Amalgamating Company 2”), also part of the Group, is engaged in the aluminium and commercial power generation business. It also holds 3.56% of equity in SIIL. VRP holds 94.8% of the equity share capital of MALCO through intermediate wholly owned subsidiaries.

3.	Sterlite Energy Limited (hereinafter referred to as “SEL” or “Amalgamating Company 3”), 100% subsidiary of SIIL, was established to develop, construct and operate power plants. SEL has a 2400MW power plant.

4.	Vedanta Aluminium Limited (hereinafter referred to as “VAL” or “Demerged Company”) is a producer of metallurgical grade alumina and other aluminium products. VAL has 9x135 MW power plant and also a 90 MW co-generation power plant (under expansion to 300MW capacity). SIIL holds 29.5% of the equity share capital in VAL, while the balance equity share capital in VAL is held by VRP, through intermediate wholly owned subsidiaries.

5.	Sesa Goa Limited (hereinafter referred to as “SGL” or “Amalgamated Company”), also part of the Group, produces and exports iron ore and has its operations in Goa, Odisha and Karnataka. SGL drives the Group’s ferrous minerals business. SGL is today India’s leading private sector iron ore producer and exporter. Apart from iron ore, it also produces pig iron and metallurgical coke. VRP holds 55.13% of the equity share capital of SGL through intermediate wholly owned subsidiaries.

6.	The object of this Scheme is to consolidate and synchronize the multiple business lines of the Group.

7.	Further, it is also proposed that, to consolidate the equity shares of VAL in favour of SGL, Ekaterina Limited, a Mauritian company, which is a 100% subsidiary of VRP, and holds 70.5% equity share capital in VAL, is proposed to be merged into SGL by way of a separate Scheme of Arrangement (“Concurrent Scheme”). It is hereby clarified that the effectiveness of this Scheme shall inter-alia be subject to the effectiveness of the Concurrent Scheme, and therefore, notwithstanding anything contained in this Scheme to the contrary, the Concurrent Scheme becoming effective shall be a condition precedent to the effectiveness of this Scheme.

(B)	RATIONALE OF SCHEME OF AMALGAMATION AND ARRANGEMENT:

The Scheme is expected to simplify the group structure and make it more transparent by eliminating cross holdings. The re-organization exercise would achieve the following synergies for the group:

(a)	Consolidation and simplification of the group structure;

(b)	Elimination of cross holdings within the group ;

(c)	Enhancement in earnings and cash flow visibility;

(d)	Improved alignment of debt and cash flows;

(e)	Synergies arising out of consolidation of business, such as, enhancement of net worth of the combined business to capitalise on future growth potential, optimal utilisation of resources and better administration and cost reduction.

The synergies arising out of the consolidation of business and the reorganization would benefit the shareholders, employees and all other stakeholders.

(C)	PURPOSE OF THE SCHEME:

This Scheme is prepared in terms of the provisions of Sections 391 to 394 read with Sections 78, 100 to 103 and other applicable provisions of the Act, , and is divided into separate Chapters whereunder the intermediary steps of the scheme of arrangement and amalgamation results in :

(a)	amalgamation of SIIL into and with SGL;

(b)	hive-off of the Power Business Undertaking (as defined hereinafter) into VAL;

(c)	amalgamation of MALCO into and with SGL;

(d)	amalgamation of SEL into and with SGL; and

(f)	demerger of the Aluminium Business Undertaking (as defined hereinafter) into and with SGL.

(D)	CHAPTERS IN THE SCHEME:

The Scheme is divided into seven (7) chapters, the details of which are as follows:

1.	Chapter 1: Chapter 1 of this Scheme sets forth the overview and objects of the Scheme. Further this Chapter 1 also contains the provisions with respect to definitions and interpretation which are common to and shall be applicable on all Chapters of the Scheme. Specific definitions relevant to a Chapter have been provided in the Chapters themselves.

2.	Chapter 2: Chapter 2 of this Scheme provides for specific provisions governing amalgamation of SIIL into and with SGL.

3.	Chapter 3: Chapter 3 of this Scheme provides for the specific provisions governing the hive-off of the Power Business Undertaking into VAL.

4.	Chapter 4: Chapter 4 of this Scheme provides for the specific provisions governing the amalgamation of MALCO (post the hive-off of its Power Business Undertaking into VAL, as proposed in Chapter 3) into and with SGL.

5.	Chapter 5: Chapter 5 of this Scheme provides for the specific provisions governing the amalgamation of SEL into and with SGL.

6.	Chapter 6: Chapter 6 of this Scheme provides for the specific provisions governing the demerger of the Aluminium Business Undertaking into and with SGL and capital reduction of VAL.

7.	Chapter 7: Chapter 7 of this Scheme provides for the provisions governing consolidation of the authorised share capital, changes to the main object clause of SGL, change in the name of SGL, and certain general terms and conditions applicable to one or more Chapters of this Scheme.

8.	Chapters 2 to 6 are further sub-divided into the following parts:

(a)	Part 1 sets forth the definitions specific to the Chapter and also provides for the current capital structure of the concerned companies;

(b)	Part 2 deals with the amalgamation of the companies / vesting of the undertakings, in accordance with Sections 391 to 394 and/or other applicable provisions of the Act; and

(c)	Part 3 deals with consideration and accounting treatment.

(E)	GENERAL DEFINITIONS AND INTERPRETATIONS

1	Definitions:

In this Scheme, unless repugnant to the subject, context or meaning thereof, the following initially and/or fully capitalised words and expressions shall have the meanings as set out hereinbelow:

“Act” means the Companies Act, 1956, and shall include any and all statutory amendments, modifications or re-enactment thereof from time to time;

“Aluminium Business Undertaking” shall mean VAL’s undertaking, business, activities and operations including its expansion / modification projects pertaining to extraction/production/dealing in alumina and aluminium and its alumina storage and handling facility at Kakinada Sea Port, Andhra Pradesh and comprising of all the assets (moveable, incorporeal and immoveable) and liabilities, which relate thereto or are necessary therefore, and including specifically the following:

(i)	All assets, title, properties, interests, investments, loans, advances (including accrued interest) and rights, including rights arising under contracts, wherever located (including in the possession of vendors, third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, exclusively used or held, by VAL in, or otherwise identified for use in, VAL’s undertaking, business, activities and operations pertaining to the aluminium business, including but not limited to all land and factory building (including the title over the entire undivided land and building appurtenant thereto situated in Jharsuguda and Lanjigarh, Odisha on which VAL’s alumina refinery, aluminium smelter plant and the 9x135 MW captive power plants and a 90 MW co-generation power plant (under expansion to 300 MW capacity), is situated, but excluding the right to use of such part of the aforementioned land and building of VAL which is currently being used/occupied by VAL’s 9x135 MW captive power plants and a 90 MW co-generation power plant (under expansion to 300 MW capacity), which shall form part of Residual VAL (as defined hereinafter) ; and the land and buildings belonging to VAL SEZ, equipments, plant and machinery, offices, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, receivables, vehicles, deposits, all stocks, assets, cash, balances with banks, investments, all customer contracts, contingent rights or benefits, etc (collectively, the “Aluminium Assets”);

(ii)	All debts, liabilities, guarantees, assurances, commitments and obligations of any nature or description, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, (including, without limitation, whether arising out of any contract or tort based on negligence or strict liability), pertaining to VAL’s undertaking, business, activities and operations pertaining to the aluminium business (collectively, “Aluminium Liabilities”);

Explanation: For the purpose of this Scheme, it is hereby clarified that the liabilities pertaining to the Aluminium Business Undertaking shall include:

(a)	the liabilities, which arise out of the activities or operations of the Aluminium Business Undertaking;

(b)	specific loans and borrowings raised, incurred and utilized solely for the activities or operation of the Aluminium Business Undertaking; and

(c)	liabilities other than those referred to in sub-clauses (a) and (b) above, and not directly relatable to Residual VAL, being the amounts of general or multipurpose borrowings of VAL, shall be allocated to the Aluminium Business Undertaking in the same proportion in which the value of the assets transferred under this Scheme bear to the total value of the assets of VAL immediately before giving effect to this Scheme;

(iii)	All contracts, agreements, licenses, leases, memoranda of undertakings, memoranda of agreements, memoranda of agreed points, letters of agreed points, arrangements, undertakings, whether written or otherwise, deeds, bonds, schemes, arrangements, sales orders, purchase orders or other instruments of whatsoever nature to which VAL is a party, exclusively relating to VAL’s undertaking, business, activities, operations and projects pertaining to the aluminium business or otherwise identified to be for the benefit of the same, including but not limited to the relevant mining licenses or leases, bauxite/coal sourcing arrangement/agreements (including coal supply agreements for supply of coal to power plants), water supply/ environment approvals, VAL SEZ rights/approvals, alumina refinery and smelter rights/approvals, electricity permits, telephone connections, building and parking rights, pending applications for consents or extension, all the incentives, tax benefits, deferrals, subsidies, concessions, benefits, grants, rights, claims, liberties, special status and privileges enjoyed or conferred upon or held or availed of by VAL pertaining to its aluminium business, permits, quotas, consents, registrations, lease, tenancy rights in relation to offices and residential properties, permissions, incentives, if any, and all other rights, title, interests, privileges and benefits of every kind pertaining to its aluminium business (collectively, “Aluminium Contracts”);

(iv)	All registrations, trademarks, trade names, service marks, copyrights, patents, designs, domain names, applications for trademarks, trade names, service marks, copyrights, designs and domain names exclusively used by or held for use by VAL in VAL’s undertaking, business, activities and operations pertaining to the aluminium business (collectively, “Aluminium IP”);

(v)

All permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, including all rights pertaining to the VAL SEZ, and any waivers of the foregoing, issued by any legislative, executive or judicial unit of any Governmental or semi-Governmental entity or any department, commission, board, agency, bureau, official or other regulatory, local, administrative or judicial authority exclusively used or held for use by VAL in VAL’s undertaking, business, activities and operations pertaining to the aluminium business (collectively, “Aluminium Licenses”); and

(vi)	All such permanent employees of VAL, employees/personnel engaged on contract basis and contract labourers and interns/ trainees, both on-shore and off-shore, as are primarily engaged in or in relation to VAL’s undertaking, business, activities and operations pertaining to the aluminium business, at its respective offices, branches, etc, and any other employees/personnel and contract labourers and interns/trainees hired by VAL after the date hereof who are primarily engaged in or in relation to VAL’s undertaking, business, activities and operations pertaining to the aluminium business (collectively, “Aluminium Employees”);

(vii)	It is clarified that the Aluminium Business Undertaking will include all the undertakings, businesses, activities and operations of VAL other than those specifically defined in “Residual VAL”.

“Amalgamating Companies” shall mean SIIL, MALCO and SEL together, except where the subject or context requires them to be separately described, and

“Amalgamating Company” shall mean any one of them, as the context requires;

“Appointed Date” shall have the meaning ascribed to the term under respective Chapters of the Scheme;

“Board of Directors” shall mean the board of directors or any committee thereof, of any of the Amalgamating Companies, VAL, and/or SGL, as the context may require;

“Concurrent Scheme” shall have the meaning as ascribed to it in Clause (A) 7 of Chapter 1 of this Scheme;

“Courts” means the High Court of Judicature at Madras and the High Court of Judicature at Bombay, Panaji Bench, Goa and shall include the National Company Law Tribunal; if and when applicable;

“MALCO” or “Amalgamating Company 2” means The Madras Aluminium Company Limited, a company incorporated under the Act, and having its registered office at Mettur Dam R.S. 636 402; Salem District, Tamil Nadu;

“Power Business Undertaking” shall mean MALCO’s undertaking, business, activities and operations pertaining to generation/dealing in power and related business, and comprising of all the assets (moveable, incorporeal and immoveable) and liabilities which relate thereto, or are necessary thereof and including specifically the following:

(i)	all assets, title, properties, interests, investments, loans, advances (including accrued interest) and rights, including rights arising under contracts, wherever located (including in the possession of vendors, third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, exclusively used or held, by MALCO in, or otherwise identified for use in, MALCO’s undertaking, business, activities and operations pertaining to its power business, including but not limited to all equipments, plant and machinery, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, receivables, vehicles, deposits, all stocks, assets, cash, balances with banks, investments, all customer contracts, contingent rights or benefits, etc, pertaining to its power business. It is clarified that the title over the entire land, buildings appurtenant thereto, of the Power Business Undertaking shall remain with Residual MALCO, however, the rights to use the aforementioned land and buildings shall form part of the Power Business Undertaking and such rights shall be deemed to be specifically granted by MALCO to the Power Business Undertaking (and consequently to VAL in which the Power Business Undertaking shall be hived off pursuant to the provisions of Chapter 3 of this Scheme) (collectively, the “Power Assets”), by virtue of sanction of the Scheme by the Courts and the effectiveness of Chapter 3 of the Scheme;

(ii)	all debts, liabilities, guarantees, assurances, commitments and obligations of any nature or description, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, (including, without limitation, whether arising out of any contract or tort based on negligence or strict liability), pertaining to MALCO’s undertaking, business, activities and operations pertaining to its power business (collectively, “Power Liabilities”);

(iii)	all contracts, agreements, licenses, leases, linkages, memoranda of undertakings, memoranda of agreements, memoranda of agreed points, letters of agreed points, arrangements, undertakings, whether written or otherwise, deeds, bonds, schemes, arrangements, sales orders, purchase orders or other instruments of whatsoever nature to which MALCO is a party, exclusively relating to MALCO’s undertaking, business, activities and operations pertaining to its power business or otherwise identified to be for the benefit of the same, including but not limited to the relevant licenses, water supply/ environment approvals, coal linkages, and all other rights and approvals, electricity permits, telephone connections, building and parking rights, pending applications for consents or extension, all incentives, tax benefits, deferrals, subsidies, concessions, benefits, grants, rights, claims, liberties, special status and privileges enjoyed or conferred upon or held or availed of by MALCO in relation to its power business, permits, quotas, consents, registrations, lease, tenancy rights in relation to offices and residential properties, permissions, incentives, if any, in relation to its power business, and all other rights, title, interests, privileges and benefits of every kind in relation to its power business (collectively, “Power Contracts”);

(iv)	all registrations, trademarks, trade names, service marks, copyrights, patents, designs, domain names, applications for trademarks, trade names, service marks, copyrights, designs and domain names exclusively used by or held for use by MALCO in MALCO’s undertaking, business, activities and operations pertaining to its power business (collectively, “Power IP”);

(v)	all permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, and any waiver of the foregoing, issued by any legislative, executive, or judicial unit of any Governmental or semi-Governmental entity or any department, commission, board, agency, bureau, official or other regulatory, local, administrative or judicial authority exclusively used or held for use by MALCO in MALCO’s undertaking, business, activities and operations pertaining to the power business (collectively, “Power Licenses”); and

(vi)	all such permanent employees of MALCO, employees/personnel engaged on contract basis and contract labourers and interns/ trainees, both on-shore and off-shore, as are primarily engaged in or in relation to MALCO’s undertaking, business, activities and operations pertaining to the power business, at its respective offices, branches etc, and any other employees/personnel and contract labourers and interns/trainees hired by MALCO after the date hereof who are primarily engaged in or in relation to MALCO’s undertaking, business, activities and operations pertaining to the power business (collectively, “Power Employees”);

“Residual MALCO” means all the undertakings, businesses, activities and operations of MALCO as remaining post the hiving off into VAL, in accordance with Chapter 3 of the Scheme, of the Power Business Undertaking; and shall include title over the entire land and building appurtenant thereto as currently owned by MALCO, subject only to the right to use of the Power Business Undertaking (and consequently of VAL) in respect of the land and building being currently used by the Power Business Undertaking.

“Residual VAL” means all the undertakings, businesses, activities and operations of VAL relating to:

(i)	its 9x135 MW captive power plants and a 90 MW co-generation power plant(under expansion to 300 MW capacity);

(ii)	the Power Business Undertaking (which shall be deemed to have been hived-off into VAL in terms of Chapter 3 and other relevant provisions of this Scheme; and

(iii)	right to absolute use of such part of the undivided land and building appurtenant thereto of VAL situated in Jharsuguda and Lanjigarh, Odisha which is currently being used/occupied by VAL’s power plants as mentioned under sub-clause (i) above.

“Scheme” shall mean this Scheme of Amalgamation and Arrangement, with such modifications and amendments as may be made from time to time, with the appropriate approvals and sanctions of the Courts and other relevant regulatory/statutory/governmental authorities, as may be required under the Act, and/or under any other applicable laws;

“SEL” or “Amalgamating Company 3” means Sterlite Energy Limited, a company incorporated under the Act, and having its registered office at SIPCOT Industrial Complex, Madurai Bypass Road, T. V. Puram P.O., Tuticorin - 628002, Tamilnadu;

“SGL” or “Amalgamated Company” means Sesa Goa Limited, a company incorporated under the Act and having its registered office at Sesa Ghor 20 Edc complex Patto, Panjim – 403001, Goa;

“SIIL” or “Amalgamating Company 1” means Sterlite Industries (India) Limited, a company incorporated under the Act, and having its registered office at SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram P.O., Tuticorin - 628 002, Tamil Nadu;

“SIIL SEZ” shall mean the Special Economic Zone of SIIL being set up in Odisha, under the provisions of the Special Economic Zones Act, 2005 read with Special Economic Zones Rules, 2006;

“Stock Exchanges” shall mean BSE Limited and the National Stock Exchange of India Limited, where the equity shares of SIIL and that of SGL are currently listed;

“VAL” or “Demerged Company” means Vedanta Aluminium Limited, a company incorporated under the Act, and having its registered office at SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram P.O., Tuticorin - 628 002, Tamil Nadu; and

“VAL SEZ” shall mean the Special Economic Zone of VAL, situated in Odisha, which was set up under the provisions of the Special Economic Zones Act, 2005, read with Special Economic Zones Rules, 2006.

2.	Interpretation

(a)

Terms and expressions which are used in this Scheme but not defined herein shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Income-tax Act, 1961, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be, including any statutory amendment, modification or re-enactment thereof, from time to time. In particular, wherever reference is made to the Courts in this Scheme, the reference if the context so permits, would include, if appropriate, reference to the National Company Law Tribunal or such other forum or authority, as may be vested with any of the powers of the Courts under Sections 391 to 394 of the Act and/or rules made thereunder.

(b)	Unless otherwise expressly provided for in the respective Chapters, the provisions of Chapters 1 and 7 shall be applicable on the entire Scheme.

(c)	A reference to a ‘chapter’ or a ‘clause’ under this Scheme shall, unless the context otherwise requires, mean a reference to a chapter or a clause of this Scheme.

(d)	Any references in this Scheme to ‘upon the Chapter becoming effective’ or ‘effectiveness of the Chapter’ shall mean and refer to the date when the relevant Chapter will come into effect, as provided for in that specific Chapter.

3.	Date of Taking Effect

The Chapters in this Scheme, with or without any modification(s), as may be approved or imposed or directed by the Courts, or made as per Clause 2.5 of Part 2 of Chapter 7 of the Scheme, shall become effective on the relevant dates as provided for in the specific Chapters and shall be implemented from the Appointed Dates, as prescribed under the relevant Chapters herein.

CHAPTER 2

PART 1

DEFINITIONS & SHARE CAPITAL

1.1	DEFINITIONS:

In this Chapter 2 of the Scheme, concerning the amalgamation of SIIL with SGL, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

“ADSs” shall mean the American Depository Shares issued by SIIL Depository and listed on the New York Stock Exchange, under the code ‘SLT’;

“Appointed Date” shall, for the purposes of Chapter 2, mean April 01, 2011, being the date with effect from which SIIL shall stand amalgamated into and with SGL in terms of this Chapter 2, and other relevant provisions of this Scheme, upon sanction of the Scheme by the Courts and this Chapter 2 coming into effect;

“FCCBs” means 4%Convertible Senior Notes issued by SIIL and listed on the Singapore Exchange Limited;

“SIIL Depository” shall mean the depository bank for the ADSs of SIIL (currently being Citibank N.A., and shall also include such other depository bank, as may be decided by the Board of Directors of SIIL);

“Record Date” shall mean the date to be fixed by the Board of Directors of SIIL, in consultation with SGL for the purposes of this Chapter 2.

1.2	DATE OF EFFECTIVENESS OF THIS CHAPTER 2

This Chapter 2 shall come into effect on the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be.

1.3	CAPITAL STRUCTURE:

SIIL: The capital structure of SIIL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
5,000,000,000 equity shares of Re. 1 each	5,000,000,000

Total	5,000,000,000

Issued, Subscribed and Paid-up Share Capital
3,361,207,534 equity shares of Re. 1 each fully paid-up	3,361,207,534
Less: Unpaid allotment money / Calls in arrears	11,790

Total	3,361,195,744

There has been no change in the share capital of SIIL since March 31, 2011.

Equity shares of SIIL are listed on the Stock Exchanges. The issued equity share capital as above includes 437,090,736 equity shares which have been issued as underlying security in respect of 109,272,684 ADSs issued by SIIL that are currently listed on the New York Stock Exchange. Each ADS has four (4) underlying equity shares.

Besides the above, SIIL has 500,000 number of FCCBs outstanding (each of which is convertible into 42.8688 ADSs) that are currently listed on the Singapore Exchange Limited.

SGL: The capital structure of SGL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,000,000,000 equity shares of Re. 1 each	1,000,000,000

Total	1,000,000,000

Issued, Subscribed and Paid-up Share Capital
869,101,423 equity shares of Re. 1 each fully paid-up	869,101,423

Total	869,101,423

There has been no change in the share capital of SGL since March 31, 2011.

Equity shares of SGL are listed on the Stock Exchanges.

Besides the above, SGL has 2,168 number of Foreign Currency Convertible Bonds outstanding (each of which is convertible into 13,837 equity shares), that are currently listed on the Singapore Exchange Limited.

PART 2

AMALGAMATION OF SIIL INTO AND WITH SGL

2.1	AMALGAMATION AND VESTING OF ASSETS AND LIABILITIES AND ENTIRE BUSINESS OF SIIL

2.1.1	Upon this Chapter 2 becoming effective and with effect from the Appointed Date herein, SIIL as defined (which expression includes the assets, liabilities and the entire business undertaking of SIIL) shall stand amalgamated with and be vested in SGL, as a going concern, without any further act or deed, as per the provisions contained herein and in this Scheme.

2.1.2	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Chapter 2 becoming effective and with effect from the Appointed Date:

(i)	All assets of SIIL, that are movable in nature or incorporeal property or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 2 becoming effective, shall stand vested in SGL and shall be deemed to be and become the property and as an integral part of SGL by operation of law. The vesting order and sanction of the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting through SGL and as the context may provide, by physical or constructive delivery, or by endorsement and delivery or by mere operation of the vesting order of the Court approving the Scheme and on this Chapter 2 becoming effective,, in accordance with the Act, as appropriate to the nature of the movable property vested. Upon this Chapter 2 becoming effective, the title to such property shall be deemed to have been mutated and recognised as that of SGL.

(ii)	All other movable properties of SIIL, including investments in shares and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the vesting orders and by operation of law become the property of SGL, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of SGL. Any investments of SIIL shall be recorded in the name of SGL by operation of law as transmission in SGL as a successor in interest and any documents of title of SIIL shall also be deemed to have been mutated and recorded as the title of SGL to the same extent and manner as originally held by SIIL and enabling the ownership, right, title and interest therein as if SGL was originally SIIL. SGL shall subsequent to the vesting orders be entitled to the delivery and possession of all documents of title of such movable property in this regard.

(iii)

All immovable properties of SIIL, including land together with the buildings and structures standing thereon (including those belonging to the SIIL SEZ) and rights and interests in immovable properties of SIIL, whether freehold or leasehold or otherwise and all documents of title, rights and easements in relation thereto shall stand vested in and/or be deemed to have been vested in SGL, by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme and on this Chapter 2 of the Scheme becoming effective. Such assets shall stand vested in SGL and shall be deemed to be and become the property as an integral part of SGL by operation of law. SGL shall upon the vesting orders of the Courts sanctioning the Scheme and on this Chapter 2 of the Scheme becoming effective be always entitled to all the rights and privileges attached in relation to such immovable properties and shall be liable to pay appropriate rent, rates and taxes and fulfil all obligations in relation thereto or as applicable to such immovable property. Upon this Chapter 2 becoming effective, the title to such properties shall deemed to have been mutated and recognised as that of SGL and the mere filing thereof with the appropriate Registrar or Sub-Registrar of Assurances or with the relevant Government agencies shall suffice as record of continuing titles with SGL pursuant to the Scheme becoming effective and shall constitute a deemed mutation and substitution thereof. SGL shall subsequent to the vesting order be entitled to the delivery and possession of all documents of title to such immovable property in this regard. It is hereby clarified that all the rights, title and interest of SIIL in any leasehold properties shall, pursuant to Section 394(2) of the Act and the provisions of this Scheme, without any further act, instrument or deed, be vested in or be deemed to have been vested in SGL.

(iv)	All debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether or not provided for in the books of account or disclosed in the balance sheets of SIIL shall stand vested in SGL and shall upon this Chapter 2 becoming effective be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of SGL, and SGL shall undertake to meet, discharge and satisfy the same in terms of their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause.

(v)

All contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the business of SIIL, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to SIIL, or to the benefit of which, SIIL may be eligible and which are subsisting or having effect immediately before this Chapter 2 coming into effect (including the SIIL SEZ rights/approvals), shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 2 of the Scheme becoming effective be deemed to be contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of SGL. Such properties and rights described hereinabove shall stand vested in SGL and shall be deemed to be the property and become the property by operation of law as an integral part of SGL. Such contracts and properties described above shall continue to be in full force and continue as effective as hithertofore in favour of or against SGL and shall be the legal and enforceable rights and interests of SGL, which can be enforced and acted upon as fully and effectually as if, it were SIIL, as SGL is its affiliate and successor in interest. Upon this Chapter 2 becoming effective, the rights, duties, obligations, interests flowing from such contracts and properties, shall be deemed to have been entered into and novated to SGL by operation of law and SGL shall be deemed to be SIIL’s substituted party or beneficiary or obligor thereto. In relation to the same any procedural requirements required to be fulfilled solely by SIIL (and not by any of its successors), shall be fulfilled by SGL as if it were the duly constituted attorney of SIIL.

(vi)	Any suits, appeals or other proceedings of whatsoever nature and pending in any court, tribunal or any other forum, relating to SIIL, whether by or against SIIL, shall not abate or be discontinued or in any way prejudicially affected by reason of the amalgamation of SIIL or of any order of or direction passed or issued in such proceedings or anything contained in this Scheme, but by virtue of the vesting and sanction order, such legal proceedings shall continue and any prosecution shall be enforced by or against SGL in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against SIIL, as if this Scheme had not been implemented.

(vii)	All permanent employees of SIIL, who are on its payrolls shall become employees of SGL pursuant to the vesting orders and by operation of law, with effect from this Chapter 2 coming into effect, on such terms and conditions as are no less favourable than those on which they are currently engaged by SIIL, without any interruption of service as a result of this amalgamation, without any further act, deed or instrument on the part of SIIL or SGL. With regard to provident fund, gratuity, leave encashment and any other special scheme or benefits created or existing for the benefit of such employees of SIIL, SGL shall stand substituted for SIIL for all purposes whatsoever, upon this Chapter 2 becoming effective, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by SIIL, in accordance with the provisions of applicable laws or otherwise. It is hereby clarified that upon this Chapter 2 becoming effective, the aforesaid benefits or schemes shall continue to be provided to such employees and the services of all such employees of SIIL for such purpose shall be treated as having been continuous.

(viii)	All registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trade marks, appertaining to SIIL, if any, shall stand vested in SGL without any further act, instrument or deed (unless filed only for statistical record with any appropriate authority or Registrar), upon the vesting orders of the Courts sanctioning the Scheme and on this Chapter 2 of the Scheme becoming effective.

(ix)	All taxes (including but not limited to advance tax, tax deducted at source, minimum alternate tax credits, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, value added tax, sales tax, service tax, etc) payable by or refundable to SIIL, including all or any refunds or claims shall be treated as the tax liability or refunds/claims, as the case may be, of SGL, and any tax incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, etc, as would have been available to SIIL, shall pursuant to this Chapter 2 becoming effective, be available to SGL.

(x)

All approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith and all rights pertaining to the SIIL SEZ), and certificates of every kind and description of whatsoever nature in relation to SIIL, or to the benefit of which SIIL may be eligible/entitled, and which are subsisting or having effect immediately before this Chapter 2 coming into effect, by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 2 of the Scheme becoming effective shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature of SGL, and shall be in full force and effect in favour of SGL, subject to SGL maintaining all prior undertakings and commitments pursuant to any administrative or judicial proceedings, concerning SIIL, and may be enforced as fully and effectually as if, instead of SIIL, SGL had been a party or beneficiary or obligor thereto. Any third party or authority required to give effect to the provisions of this Clause shall take on record the orders of the Courts sanctioning the Scheme on its file and make and duly record the necessary substitution or endorsement in the name of SGL as successor in interest, pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 2 becoming effective in accordance with the terms provided hereof. For this purpose, SGL shall file certified copies of such sanction orders and if required file appropriate applications or forms with relevant authorities concerned for statistical and information purposes only and there shall be no break in the validity and enforceability of approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature.

(xi)	Benefits of any and all corporate approvals as may have already been taken by SIIL, whether being in the nature of compliances or otherwise, including without limitation, approvals under Sections 81(1A), 293(1)(a), 293(1)(d), 295, 297 and 372A, etc, of the Act, read with the rules and regulations made thereunder, shall stand vested in SGL and the said corporate approvals and compliances shall, upon this Chapter 2 becoming effective, be deemed to have been taken/complied with by SGL.

(xii)	All estates, assets, rights, title, interests and authorities accrued to and/or acquired by SIIL shall be deemed to have been accrued to and/or acquired for and on behalf of SGL and shall, upon this Chapter 2 coming into effect, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand vested in or be deemed to have been vested in SGL to that extent and shall become the estates, assets, right, title, interests and authorities of SGL.

2.1.3	Upon this Chapter 2 becoming effective, the secured creditors of SIIL and/or other security holders over the properties of SIIL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SIIL, as existed immediately prior to the amalgamation of SIIL with SGL, and the secured creditors of SGL and/or other security holders over the properties of SGL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SGL, as existed immediately prior to the effectiveness of this Chapter 2. It is hereby clarified that pursuant to the amalgamation of SIIL with SGL, the secured creditors of SIIL and/or other security holders over the properties of SIIL shall not be entitled to any additional security over the properties, assets, rights, benefits and interest of SGL and vice versa, and hence such assets of SIIL and SGL, as the case may be, which are not currently encumbered, shall remain free and available for creation of any security thereon in future in relation to any current or future indebtedness of SGL.

2.1.4	SGL shall, at any time after this Chapter 2 becoming effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which SIIL has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. SGL shall for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of SIIL and to carry out or perform all such formalities or compliances referred to above on the part of SIIL.

2.2	CONDUCT OF BUSINESSES TILL THIS CHAPTER 2 COMING INTO EFFECT

With effect from the Appointed Date and up to and including the date of this Chapter 2 coming into effect:

(i)	all profits or income arising or accruing in favour of SIIL and all taxes paid thereon (including but not limited to advance tax, tax deducted at source, minimum alternate tax credit, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc) or losses arising or incurred by SIIL shall, for all purposes, be treated as and deemed to be the profits or income, taxes or losses, as the case may be, of SGL;

(ii)	SIIL shall carry on its business with reasonable diligence and business prudence and in the same manner as it had been doing hitherto, and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts or incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitment either for themselves or on behalf of its respective affiliates or associates or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal in any of its properties/assets, except:

(a)	when the same is expressly provided in this Scheme; or

(b)	when the same is in the ordinary course of business as carried on by SIIL, as on the date of filing of this Scheme in the Courts; or

(c)	when written consent of SGL has been obtained in this regard.

(iii)	except by mutual consent of the Boards of Directors of SIIL and SGL, or except pursuant to any prior commitment, obligation or arrangement existing or undertaken by SIIL and/or SGL as on the date of sanction of this Scheme by the Board of Directors of SGL, or except as contemplated in this Scheme, pending sanction of this Scheme, SIIL and/or SGL shall not make any change in their capital structures either by way of any increase (by issue of equity shares, bonus shares, convertible debentures or otherwise), decrease, reduction, reclassification, sub-division or consolidation, re-organisation or in any other manner, which would have the effect of re-organisation of capital of such company(ies);

(iv)	SIIL shall not alter or substantially expand its business, except with the written concurrence of SGL; and

(v)	SIIL shall not amend its Memorandum of Association or Articles of Association, except with the written concurrence of SGL.

2.3	(i)	With effect from the date of this Chapter 2 coming into effect, SGL shall carry on and shall be entitled to carry on the business of SIIL.

(ii)

For the purpose of giving effect to the amalgamation order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of this Scheme by the Courts, SGL shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the amalgamation of SIIL, in accordance with the provisions of Sections 391 to 394 of the Act. SGL is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc, as may be required to remove any difficulties and carry out any formalities or compliances as are necessary for the implementation of this Scheme.

(iii)	Upon this Chapter 2 becoming effective, SGL unconditionally and irrevocably agrees and undertakes to pay, discharge and satisfy all liabilities and obligations of SIIL with effect from the Appointed Date, in order to give effect to the foregoing provisions.

2.4	COMPLIANCE WITH SECTION 2(1B) OF THE INCOME-TAX ACT, 1961

The provisions of this Scheme as they relate to the amalgamation of SIIL into and with SGL have been drawn up to comply with the conditions relating to “amalgamation” as defined under Section 2(1B) of the Income-tax Act, 1961. If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income-tax Act, 1961, at a later date including resulting from an amendment of law or for any other reason whatsoever, the provisions of the said Section of the Income-tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income-tax Act, 1961. Such modification will, however, not affect the other parts of the Scheme.

2.5	DISSOLUTION OF SIIL

Upon this Chapter 2 becoming effective, SIIL shall stand dissolved, without any further act or deed, without being wound-up.

PART 3

CONSIDERATION AND ACCOUNTING TREATMENT

3.1	CONSIDERATION

3.1.1	Upon this Chapter 2 of the Scheme coming into effect and upon the vesting of the undertakings of SIIL (inclusive of all assets and liabilities thereof as defined), into and with SGL by operation of law and in accordance with Part 2 of Chapter 2 hereof and without any further application, act or deed, the shareholders of SIIL, except MALCO as MALCO is also amalgamating into SGL, as of the Record Date shall receive equity shares of SGL in the following share exchange ratio:

Every equity shareholder of the SIIL holding five (5) equity shares in SIIL of Re. 1 each fully paid up as of the Record Date shall be entitled to be issued three (3) equity shares of the face value of Re. 1 each, at par, credited as fully paid-up, of SGL.

3.1.2	In the event that SGL and/or SIIL, pending the Scheme, restructure the respective equity share capital, whether by way of any share split and/or consolidation, then the share exchange ratio shall further be modified/adjusted accordingly to take into account the effect of such corporate actions.

3.1.3	In the event that the aggregate number of equity shares to be issued by SGL to all the shareholders of SIIL results in a fraction of share, the Board of Directors of SGL shall round-off such fraction to the nearest whole number, and thereupon shall issue and allot equity shares. Provided, however, fractional entitlements of individual shareholders, based on the share exchange ratio prescribed in Clause 3.1.1 above shall not be entitled to be rounded off and the Board of Directors of SGL shall be entitled to devise a mechanism to deal with the fractional entitlements, including but not limited to, by way of allotting all such fractional entitlements (cumulatively) to one of its Directors, who shall hold the same as a trustee for and on behalf of such shareholders of SIIL, and shall dispose off the same and distribute the proceeds thereof to such shareholders in proportion to and in lieu of their respective fractional entitlements.

3.1.4	The equity shares in the capital of SGL issued to the shareholders of SIIL, as aforesaid, shall be subject to the provisions of the Memorandum of Association and Articles of Association of SGL and shall rank pari passu in all respects with the existing equity shares of SGL.

3.1.5	The equity shareholders of SIIL whose demat account details may be available with either of SIIL and/or with SGL, or who may provide such details to SGL on or before such date as may be determined by the Board of Directors of SGL in this regard, shall be issued the equity shares of SGL (as they may be entitled to pursuant to this Scheme) in the dematerialized form, and the remaining equity shareholders of SIIL shall be issued physical equity share certificates with regard to the equity shares of SGL as they may be entitled to pursuant to this Chapter 2.

Such physical equity share certificates (if any) shall be sent by SGL to the equity shareholders of SIIL at their respective registered addresses, as appearing in the register of members maintained by SIIL as of Record Date with respect to their respective shareholders (or in the case of joint shareholders - to the address of that one of the joint shareholders whose name stands first in such register of members in respect of such joint shareholding) and SGL shall not be responsible for any loss in transit.

3.1.6	All equity shares of SGL issued pursuant to the Scheme shall be listed on the Stock Exchanges, in accordance with applicable laws. Listing of all the equity shares of SGL shall be completed within a period of ninety (90) days from the date of this Chapter 2 coming into effect, or such longer period as may be required for this purpose by the relevant/appropriate Stock Exchanges.

3.1.7	For the purpose of this Part 3 of Chapter 2, the Board of Directors of SGL shall, after the Scheme is sanctioned but before this Chapter 2 becomes effective, determine a Record Date for determining the entitlement of the shareholders of SIIL to the equity shares of SGL in terms hereof.

3.2.	TERMS AND CONDITIONS OF ISSUE OF FCCBs

Upon the coming into effect of this Chapter 2, the FCCBs issued by SIIL shall be treated as FCCBs issued by SGL with the same rights and obligations. Upon this Chapter 2 becoming effective, SGL shall take over all contractual obligations of FCCBs, issued by SIIL as if these FCCBs were issued by SGL, subject to the modification that in the event of any FCCB holder exercising its option to convert the FCCBs into ADSs of SIIL, prior to the maturity date of such FCCBs (in terms of issuance thereof), they shall be entitled to such number of ADSs of SGL, as any ADS holder of SIIL would have been entitled to in accordance with the share exchange ratio (as defined above in Clause 3.1.1). The holders of FCCBs of SIIL, who wish to receive ADSs of SGL in accordance with the share exchange ratio, may surrender the FCCB certificates of SIIL, in accordance with the terms and conditions of the issue thereof, to SGL instead of SIIL, whilst expressing their desire to receive ADSs of SGL.

3.3	TERMS AND CONDITIONS OF ISSUE OF ADSs

3.3.1	Upon the coming into effect of this Chapter 2 and as a part of the process of issue of equity shares pursuant to the provisions of Clause 3.1 hereof, the depository and custodian of SIIL (hereinafter “SIIL Depository”) shall be deemed to be the depository and custodian of SGL (hereinafter “SGL Depository”) and pursuant to appropriate agreement(s) entered into with SIIL and SIIL Depository (“SGL New Deposit Agreement”), SGL shall issue to SGL Depository, an appropriate number of underlying equity shares of SGL in accordance with the share entitlement ratio as mentioned in Clause 3.1 hereof, and shall procure that SGL Depository shall issue appropriate number of ADS pursuant to the novated and amended SGL American Depository program (“SGL ADS”) established by SGL to SIIL Depository so that SIIL Depository may distribute them to the former holders of the ADSs of SIIL as on the Record Date in an appropriate manner in accordance with the terms of the deposit agreement(s) which may have been entered into between SIIL and SIIL Depository.

3.3.2	The issuance of equity shares of SGL, including equity shares represented by SGL ADSs, shall be pursuant to an exemption from registration under Section 3(a)(10) of the United States Securities Act of 1933, as amended from time to time (the “Securities Act”). For purposes of ensuring that the Scheme, including the issuance of ADS by SGL, complies with the requirements of Section 3(a)(10) of the Securities Act, SIIL shall undertake that:

(i)	the holders of the equity shares of SIIL (and the holders of ADSs), as against their equity shares (or ADSs), shall receive equity shares of SGL (or SGL ADSs) and shall not receive cash or other consideration (except in respect of any fractional shares in accordance with Clause 3.3.7 below);

(ii)	the Scheme shall become effective only after it has been approved by the High Courts.

3.3.3	The equity shares underlying SGL ADSs issued to the existing ADS holders of SIIL shall not be registered under Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. To obtain this exemption, SGL will rely on the approval of the Scheme by the Courts following the hearing by Courts.

3.3.4	SGL shall, on or prior to the Record Date, submit to the United States Securities and Exchange Commission an announcement on Form 6-K with respect to the Scheme. In addition, SGL shall, on or prior to the Record Date, file a registration statement or any other required amendment to Form F-6 to register SGL ADSs under the United States Securities Exchange Act of 1934 (the “Exchange Act”).

3.3.5	SGL, SGL Depository, SIIL and SIIL Depository shall enter into such further agreements and may take such further actions, including but not limited to disseminating certain notices, certifications and information to existing ADS holders and providing SGL Depository with certain information relating to the existing ADS holders, as may be necessary and appropriate in this behalf, which shall contain all detailed terms and conditions with respect to such issue of SGL ADSs.

3.3.6	SGL shall take all steps necessary for the listing of SGL ADSs issued pursuant to Clause 3.3.1 above, on the New York Stock Exchange or any other stock exchange, in accordance with applicable laws and regulations.

3.3.7	If, on account of the share entitlement ratio as mentioned in Clause 3.1.1 read with Clause 3.3.1 of this Chapter 2 of this Scheme, fractional SGL ADSs has to be issued, then in lieu of delivering fractional shares, SGL Depository shall instruct the custodian to deliver the shares represented by the fractional SGL ADSs to a trustee nominated by SGL so that the trustee, at its discretion, may sell such shares in the open market at public or private sale, at such place or places and at such price or prices as it may deem proper and distribute the net sales proceeds (after deduction of the expenses and taxes) to the ADS holders entitled to the same in proportion to their fractional entitlements.

3.3.8	The provisions of SGL New Deposit Agreement with respect to SGL ADSs issued in relation to the equity shares to the existing ADS holders of SIIL pursuant to Clause 3.3.1 above shall, subject to the provisions of this Scheme, be similar in all material respects with the provisions of the deposit agreement entered into between SIIL and SIIL Depository with respect to existing ADSs of SIIL, provided that SGL may agree with SGL Depository to such variations as it shall consider in its absolute discretion to be justified by changes in law, regulations or practice or otherwise not to be materially prejudicial to the interests of the holders of the ADSs.

3.4.	ACCOUNTING TREATMENT

3.4.1	SGL shall, upon this Chapter 2 becoming effective and with effect from the Appointed Date, record the assets and liabilities of SIIL (as appearing in the books of accounts of SIIL at the close of business on the day preceding the Appointed Date) as vested in SGL pursuant to this Chapter 2, at the respective book values thereof.

3.4.2	SGL shall follow the method of accounting as prescribed for the ‘pooling of interest method’ under Accounting Standard 14 as notified under the Companies Accounting Rules, 2006.

3.4.3	The face value of equity shares issued by SGL to the shareholders of SIIL pursuant to Part 3 of this Chapter 2 will be recorded as equity share capital of SGL.

3.4.4	The identity of the reserves of SIIL, if any and to the extent deemed appropriate by the Board of Directors of SGL, shall be preserved and they shall appear in the financial statements of SGL in the same form and manner, in which they appeared in the financial statements of SIIL, prior to this Chapter 2 becoming effective. Accordingly, if prior to this Chapter 2 becoming effective there is any reserve in the financial statements of SIIL available for distribution whether as bonus shares or dividend or otherwise, the same would also be available in the financial statements of SGL for such distribution pursuant to this Chapter 2 becoming effective.

3.4.5	Upon this Chapter 2 becoming effective and with effect from the Appointed Date, the difference, if any, between the value of total assets and total liabilities as recorded in SGL, pursuant to Clause 3.4.1 above, after adjusting for the face value of equity shares issued pursuant to Clause 3.4.3 above, and after adjusting for the treatment of reserves in Clause 3.4.4 above, shall be recorded as and credited to or debited to the general reserves account, as the case may be.

3.4.6	The balances of the Profit and Loss Accounts of SIIL (as appearing in the books of accounts of SIIL at the close of business on the day preceding the Appointed Date) shall be aggregated and added to or set-off (as the case may be) with the corresponding balance appearing in the financial statements of SGL.

3.4.7	SGL shall record in its books of account, all transactions of SIIL in respect of assets, liabilities, income and expenses, from the Appointed Date to the date of this Chapter 2 coming into effect. Any inter-company payables, receivables (including loans, advances or debenture etc.) and investments between SIIL and SGL (whether held by themselves or through their nominees) shall be cancelled and SGL shall accordingly not record/write off any of such payables, receivables and investment in its books.

3.4.8	In case of any differences in accounting policies between SGL and SIIL, impact of the same till the Appointed Date will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of SGL reflect the financial position on the basis of consistent accounting policies.

CHAPTER 3

PART 1

DEFINITIONS & SHARE CAPITAL

1.1	DEFINITIONS

In this Chapter 3 of the Scheme, concerning the hive-off of the Power Business Undertaking into VAL, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

“Appointed Date” shall, for the purpose of this Chapter 3, mean April 01, 2012, being the date with effect from which the Power Business Undertaking shall be hived-off into VAL in terms of this Chapter 3 and other relevant provisions of this Scheme, upon sanction of the Scheme by the Courts and this Chapter 3 coming into effect.

1.2	DATE OF EFFECTIVENESS OF THIS CHAPTER 3

This Chapter 3 shall come into effect on the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be.

1.3	CAPITAL STRUCTURE

MALCO: The capital structure of MALCO as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
117,500,000 equity shares of Rs. 2 each	235,000,000
250,000 13.5% Redeemable Cumulative Preference shares of Rs 100 each	25,000,000

Total	260,000,000

Issued, Subscribed and Paid-up Share Capital
112,500,000 equity shares of Rs. 2 each fully paid-up	225,000,000

Total	225,000,000

Subsequent to March 31, 2011, MALCO has undertaken buyback of its shares and its present paid-up capital as of the date of the meeting of its Board of Directors approving this Scheme (post the said buy-back), is Rs. 224,928,540 divided into 112,464,270 equity shares of Rs. 2 each fully paid up. There has been no change in the authorised share capital of MALCO since March 31, 2011.

The equity shares of MALCO are not listed on any stock exchange.

VAL: The capital structure of VAL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,500,000,000 equity shares of Rs. 2 each	3,000,000,000

Total	3,000,000,000

Issued, Subscribed and Paid-up Share Capital
854,656,250 equity shares of Rs. 2 each fully paid-up	1,709,312,500

Total	1,709,312,500

Subsequent to March 31, 2011, the capital structure of VAL is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
8,80,000,000 equity shares of Rs. 2 each	17,60,000,000

Share Capital	Amount in Rs.
12,50,000 preference shares of Rs. 1000 each	12,50,000,000

Total	3,010,000,000

Issued, Subscribed and Paid-up Share Capital
854,656,250 equity shares of Rs. 2 each fully paid-up	1,709,312,500
10,00,000 preference shares of Rs. 1000 each fully paid-up	1,000,000,000

Total	2,709,312,500

**	The equity shares of VAL are not listed on any stock exchange.

PART 2

HIVE OFF OF THE POWER BUSINESS UNDERTAKING INTO VAL

2.1	HIVE OFF AND VESTING OF POWER BUSINESS UNDERTAKING

2.1.1	Upon this Chapter 3 becoming effective and with effect from the Appointed Date herein, the Power Business Undertaking shall stand hived off and vested in VAL, as a going concern, without any further act or deed, as per the provisions contained herein, together with all its properties, assets, liabilities, rights, benefits and interest therein, subject to existing charges or lis pendens, if any, thereon.

2.1.2	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Chapter 3 becoming effective and with effect from the Appointed Date:

(i)

All Power Assets that are movable in nature or incorporeal property or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme and on this Chapter 3 of the Scheme becoming effective, shall stand vested in VAL and shall be deemed to be and become the property and as an integral part of VAL by operation of law. The vesting order and sanction of the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting through VAL and as the context may provide, by physical or constructive delivery, or by endorsement and delivery, or by mere operation of the vesting orders of the Courts approving the Scheme and this Chapter 3 of the Scheme becoming effective in accordance with the Act, as appropriate to the nature of the movable property vested. Upon this Chapter 3 becoming effective the title to such property shall be deemed to have been mutated and recognised as that of VAL.

(ii)	All Power Assets that are movable in nature, other than those in (i) above, including investments in shares and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the vesting orders and by operation of law become the property of VAL, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of VAL. Any investments forming part of the Power Business Undertaking shall be recorded in the name of VAL by operation of law as transmission in VAL as a successor in interest and any document of title pertaining to the assets of the Power Business Undertaking shall also be deemed to have been mutated and recorded as titles of VAL to the same extent and manner as originally held by MALCO and enabling the ownership, right, title and interest therein as if VAL was originally MALCO. VAL shall, subsequent to the vesting orders, be entitled to the delivery and possession of all documents of title of such movable property in this regard.

(iii)	the rights to use over the land and buildings appurtenant thereto, as it pertains to the Power Business Undertaking, shall form part of the Power Business Undertaking and such rights shall be deemed to be specifically granted by MALCO to and vested in the Power Business Undertaking (and consequently to VAL in which the Power Business Undertaking shall be hived off pursuant to the provisions of this Chapter 3 of the Scheme) by virtue of sanction of the Scheme by the Courts and the effectiveness of Chapter 3 of the Scheme.

(iv)	All Power Liabilities including debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheets of MALCO shall stand vested in VAL and shall upon this Chapter 3 becoming effective be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of VAL, and VAL shall undertake to meet, discharge and satisfy the same in terms of their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause.

(v)	All Power Contracts including contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses

(including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the Power Business Undertaking, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to the Power Business Undertaking, or to the benefit of which, Power Business Undertaking may be eligible and which are subsisting or having effect immediately before this Chapter 3 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 3 of the Scheme becoming effective, be deemed to be contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of VAL. Such properties and rights described hereinabove shall stand vested in VAL and shall be deemed to be the property and become the property by operation of law as an integral part of VAL. Such contracts and properties described above shall continue to be in full force and continue as effective as hithertofore in favour of or against VAL and shall be the legal and enforceable rights and interests of VAL, which can be enforced and acted upon as fully and effectually as if, it were MALCO, as VAL is its affiliate and successor in interest. Upon this Chapter 3 becoming effective, the rights, duties, obligations, interests flowing from such contracts and properties, shall be deemed to have been entered in and novated to VAL by operation of law and VAL shall be deemed to be MALCO’s substituted party or beneficiary or obligor thereto. In relation to the same any procedural requirements required to be fulfilled solely by MALCO (and not by any of its successors), shall be fulfilled by VAL as if it were the duly constituted attorney of MALCO. Upon this Chapter 3 becoming effective and with effect from the Appointed Date, any contract of MALCO relating to or benefiting at present Residual MALCO and the Power Business Undertaking, shall be deemed to constitute separate contracts, thereby relating to and/or benefiting MALCO and VAL, respectively.

(vi)	Any suits, appeals or other proceedings of whatsoever nature and pending in any court, tribunal or any other forum, relating to the Power Business Undertaking, whether by or against MALCO, shall not abate or be discontinued or in any way prejudicially affected by reason of the hiving off of the Power Business Undertaking into VAL or of any order of or direction passed or issued in such proceedings or anything contained in this Scheme, but by virtue of the vesting and sanction order, such legal proceedings shall continue and any prosecution shall be enforced by or against VAL in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against MALCO, as if this Scheme had not been implemented.

(vii)

All the Power Employees shall become employees of and be engaged by VAL pursuant to the vesting orders and by operation of law, with effect from this Chapter 3 coming into effect, on such terms and conditions as are no less favourable than those on which they are currently engaged by MALCO, without any interruption of service as a result of this hiving-off, without any further act, deed or instrument on the part of MALCO or VAL. With regard to provident fund, gratuity, leave encashment and any other special scheme or benefits created or existing for the benefit of such employees, VAL shall stand substituted for MALCO for all purposes whatsoever, upon this Chapter 3 becoming effective, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by MALCO, in accordance with the provisions of applicable laws or otherwise. It is hereby clarified that upon this Chapter 3 becoming effective, the aforesaid benefits or schemes shall continue to be provided to such employees and the services of all such employees of MALCO for such purpose shall be treated as having been continuous.

(viii)	All Power IP including registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trade marks, appertaining to the Power Business Undertaking, if any, shall stand vested in VAL without any further act, instrument or deed (unless filed only for statistical record with any appropriate authority or Registrar), upon the vesting orders of the Courts sanctioning the Scheme and this Chapter 3 of the Scheme becoming effective. The other intellectual property rights presently held by MALCO, that relate to or benefit at present Residual MALCO and the Power Business Undertaking, shall be deemed to constitute separate intellectual property rights and the necessary substitution/endorsement shall be made and duly recorded in the name of MALCO and VAL, respectively, by the relevant authorities pursuant to the sanction of this Scheme by the Court.

(ix)	All taxes (including but not limited to advance tax, tax deducted at source, minimum alternate tax credits, securities transaction tax, taxes withheld/paid in a foreign country, etc.) payable by or refundable to the Power Business Undertaking, including all or any refunds or claims shall be treated as the tax liability or refunds/claims, as the case may be, of VAL, and any tax incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, etc, as would have been available to Power Business Undertaking, shall pursuant to this Chapter 3 becoming effective, be available to VAL.

(x)

All Power Licenses including approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description whatsoever in relation to the Power Business Undertaking, or to the benefit of which the Power Business Undertaking may be eligible/entitled, and which are subsisting or having effect immediately before this Chapter 3 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 3 of the Scheme becoming effective, shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature of VAL, and shall be in full force and effect in favour of VAL and may be enforced as fully and effectually as if, instead of MALCO, VAL had been a party or beneficiary or obligor thereto. Such of the other permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, and any waiver of the foregoing, as are held at present by MALCO, but relate to or benefitting at present Residual MALCO and the Power Business Undertaking, shall be deemed to constitute separate permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, and any waiver of the foregoing, and the necessary substitution/endorsement shall be made and duly recorded in the name of MALCO and VAL, respectively, by the relevant authorities pursuant to the sanction of this Scheme by the Courts. It is hereby clarified that if the consent of any third party or authority is required to give effect to the provisions of this Clause, the said third party or authority shall take on record the orders of the Courts sanctioning the Scheme on its file and make and duly record the necessary substitution or endorsement in the name of VAL as successor in interest, pursuant to the sanction of this Scheme by the Court, and upon this Chapter 3 becoming effective in accordance with the terms hereof. For this purpose, VAL shall file certified copies of such sanction orders, and if required file appropriate applications, forms or documents with relevant authorities concerned for statistical, information and record purposes only, and there shall be no break in the validity and enforceability of approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature.

(xi)	Benefits of any and all corporate approvals as may have already been taken by MALCO with respect to the Power Business Undertaking, whether being in the nature of compliances or otherwise, including without limitation, approvals under Sections 293(1)(a), 293(1)(d), 295, 297 and 372A etc, of the Act, read with the rules and regulations made thereunder, shall stand vested in VAL and the said corporate approvals and compliances shall, upon this Chapter 3 becoming effective, be deemed to have been taken/complied with by VAL.

(xii)	All estates, assets, rights, title, interests and authorities accrued to and/or acquired by MALCO in relation to the Power Business Undertaking shall be deemed to have been accrued to and/or acquired for and on behalf of VAL and shall, upon this Chapter 3 coming into effect, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand vested in or be deemed to have been vested in VAL to that extent and shall become the estates, assets, right, title, interests and authorities of VAL.

2.1.3	Upon this Chapter 3 becoming effective, the secured creditors of MALCO that relate to the Power Business Undertaking and/or other security holders over the properties of the Power Business Undertaking shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of Power Business Undertaking, as existing immediately prior to the hive-off of the Power Business Undertaking into VAL and the secured creditors of VAL and/or other security holders over the properties of VAL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of VAL, as existing immediately prior to the effectiveness of this Chapter 3. It is hereby clarified that pursuant to the hive-off of the Power Business Undertaking into VAL, the secured creditors of MALCO related to the Power Business Undertaking and/or other security holders over the properties of the Power Business Undertaking shall not be entitled to any additional security over the properties, assets, rights, benefits and interest of VAL and vice versa, and hence such assets of MALCO related to the Power Business Undertaking and that of VAL, as the case may be, which are not currently encumbered shall remain free and available for creation of any security thereon in future in relation to any current or future indebtedness of VAL.

2.1.4	MALCO and/or VAL, as the case may be, shall, at any time after this Chapter 3 becoming effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which MALCO has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. VAL shall for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of MALCO and to carry out or perform all such formalities or compliances referred to above on the part of MALCO.

2.1.5

MALCO and/or VAL, as the case may be, shall, at any time after this Chapter 3 becoming effective in accordance with the provisions hereof, if so required under any law or otherwise, do all such acts or things as may be necessary for vesting of the approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses and certificates which were held or enjoyed by MALCO in relation to the Power Business Undertaking, in VAL. It is hereby clarified that if the consent of any third party or authority is required to give effect to the provisions of this Clause, the said third party or authority shall make and duly record the necessary substitution/endorsement in the name of VAL pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 3 becoming effective in accordance with the terms hereof. For this purpose, VAL shall file appropriate applications/documents with relevant authorities concerned for information and record purposes. VAL shall, under the provisions of this Scheme, be deemed to be authorized to execute any such writings on behalf of MALCO and to carry out or perform all such acts, formalities or compliances referred to above as may be required in this regard.

2.1.6	Any question that may arise as to whether a specified asset or liability pertains or does not pertain to the Power Business Undertaking or whether it arises out of the activities or operations of the Power Business Undertaking shall be decided by mutual agreement between the Boards of Directors of MALCO and VAL.

2.2	CONDUCT OF BUSINESSES TILL THIS CHAPTER 3 COMING INTO EFFECT

With effect from the Appointed Date and up to and including the date of this Chapter 3 coming into effect:

(i)	all profits or income arising or accruing in favour of MALCO in relation to the Power Business Undertaking and all taxes paid thereon (including but not limited to advance tax, tax deducted at source, minimum alternate tax credit, fringe benefit tax, banking cash transaction tax, securities transaction tax, taxes withheld/paid in a foreign country, etc.) or losses arising or incurred by MALCO in relation to the Power Business Undertaking shall, for all purposes, be treated as and deemed to be the profits or income, taxes or losses, as the case may be, of VAL;

(ii)	MALCO shall carry on the activities of the Power Business Undertaking with reasonable diligence and business prudence and in the same manner as it had been doing hitherto, and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts or incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitment either for themselves or on behalf of its respective affiliates or associates or any third party, in relation to the Power Business Undertaking; or sell, transfer, alienate, charge, mortgage or encumber or deal in any of its properties/assets of the Power Business Undertaking, except:

(a)	when the same is expressly provided in this Scheme; or

(b)	when the same is in the ordinary course of business of the Power Business Undertaking as carried on by MALCO, as on the date of filing of this Scheme in the Courts; or

(c)	when written consent of VAL has been obtained in this regard.

(iv)	MALCO shall not alter or substantially expand the Power Business Undertaking, except with the written concurrence of VAL; and

2.3	(i)	With effect from the date of this Chapter 3 coming into effect, VAL shall carry on and shall be entitled to carry on the Power Business Undertaking.

(ii)	For the purpose of giving effect to the order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of the Scheme by the Court, VAL shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the hive-off of the Power Business Undertaking into VAL, in accordance with the provisions of Sections 391 to 394 of the Act. VAL is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc., as may be required to remove any difficulties and carry out any formalities or compliance as are necessary for the implementation of this Scheme.

(iii)	Upon this Chapter 3 becoming effective VAL unconditionally and irrevocably agrees and undertakes to pay, discharge and satisfy all liabilities and obligations of the Power Business Undertaking with effect from the Appointed Date, in order to give effect to the foregoing provisions.

PART 3

CONSIDERATION AND ACCOUNTING TREATMENT

3.1	PAYMENT OF CONSIDERATION

3.1.1	Upon this Chapter 3 of the Scheme coming into effect and upon vesting of all assets and liabilities of the Power Business Undertaking of MALCO into and with VAL by operation of law and in accordance with Part 2 of this Chapter 3 of this Scheme, on or after the date of this Chapter 3 coming into effect (within such period as may be mutually agreed), VAL shall pay to MALCO a lump-sum cash consideration of Rs. 150,00,00,000 (Rupees One Hundred Fifty Crores Only).

3.2	ACCOUNTING TREATMENT

3.2.1	VAL shall, upon this Chapter 3 becoming effective and with effect from the Appointed Date, record the assets and liabilities of Power Business Undertaking (as appearing in the books of accounts of MALCO at the close of business on the day preceding the Appointed Date), as vested in VAL pursuant to this Chapter 3, at a value derived at by apportioning the cash consideration paid by it amongst all the assets and liabilities pertaining to the Power Business Undertaking.

3.2.2	MALCO shall, upon this Chapter 3 becoming effective and with effect from the Appointed Date, post the vesting of the Power Business Undertaking in VAL pursuant to this Scheme, adjust any surplus/deficit in its books of accounts resulting from the hive-off of the Power Business Undertaking into VAL, pursuant to this Chapter 3, against its profit and loss account.

3.3	RESIDUAL BUSINESS

3.3.1	Residual MALCO and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by MALCO.

3.3.2	(i) All legal, taxation or other proceedings whether civil or criminal (including before any statutory or quasi-judicial authority or tribunal) by or against MALCO under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to Residual MALCO (including those relating to any property, right, power, liability, obligation or duties of MALCO in respect of Residual MALCO) shall be continued and enforced by or against MALCO after the date of this Chapter 3 coming into effect. VAL shall in no event be responsible or liable in relation to any such legal, taxation or other proceeding against MALCO, which relate to Residual MALCO.

(ii)	If proceedings are taken up against VAL in respect of the matters referred to in sub-clause (i) above, it shall defend the same in accordance with the advice of MALCO and at the cost of MALCO, and the latter shall reimburse and indemnify VAL against all liabilities and obligations incurred by VAL in respect thereof.

CHAPTER 4

PART 1

DEFINITIONS & SHARE CAPITAL

1.1	DEFINITIONS

In this Chapter 4 of the Scheme, concerning the amalgamation of MALCO with SGL, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

“Appointed Date” shall, for the purpose of this Chapter 4, mean the date of this Chapter 4 coming into effect, being the date with effect from which MALCO shall be amalgamated into and with SGL in terms of this Chapter 4 and other relevant provisions of this Scheme, upon sanction of the Scheme by the Courts and this Chapter 4 coming into effect; and

“Record Date” means the date to be fixed by the Board of Directors of MALCO, in consultation with SGL for the purposes of this Chapter 4.

“MALCO” for the purposes of this Chapter 4 shall mean ‘Residual MALCO’.

1.2	DATE OF EFFECTIVENESS OF THIS CHAPTER 4

This Chapter 4 shall come into effect on the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be.

1.3	CAPITAL STRUCTURE

MALCO: The capital structure of MALCO as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
117,500,000 equity shares of Rs. 2 each	235,000,000
250,000 13.5% Redeemable Cumulative Preference shares of Rs 100 each	25,000,000

Total	260,000,000

Issued, Subscribed and Paid-up Share Capital
112,500,000 equity shares of Rs. 2 each fully paid-up	225,000,000

Total	225,000,000

Subsequent to March 31, 2011, MALCO has undertaken buyback of its shares and its present paid-up capital as of the date of the meeting of its Board of Directors approving this Scheme (post the said buy-back), is Rs. 224,928,540 divided into 112,464,270 equity shares of Rs. 2 each fully paid up. There has been no change in the authorised share capital of MALCO since March 31, 2011.

Equity shares of MALCO are not listed on any stock exchange.

SGL: The capital structure of SGL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,000,000,000 equity shares of Re. 1 each	1,000,000,000

Total	1,000,000,000

Issued, Subscribed and Paid-up Share Capital
869,101,423 equity shares of Re. 1 each fully paid-up	869,101,423

Total	869,101,423

There has been no change in the share capital of SGL since March 31, 2011.

Equity shares of SGL are listed on the Stock Exchanges.

Besides the above, SGL has 2,168 number of Foreign Currency Convertible Bonds outstanding (each of which is convertible into 13,837 equity shares), that are currently listed on the Singapore Exchange Limited.

PART 2

AMALGAMATION OF MALCO INTO AND WITH SGL

2.1	AMALGAMATION AND VESTING OF ASSETS AND LIABILITIES AND ENTIRE BUSINESS OF MALCO

2.1.1	Upon this Chapter 4 becoming effective and with effect from the Appointed Date herein, MALCO as defined (which expression includes the assets, liabilities and the entire business undertaking of Residual MALCO) shall stand amalgamated with and be vested in SGL, without any further act or deed, as per the provisions contained herein and in this Scheme.

It is clarified that the provisions of this Chapter 4 shall take effect only upon the hive-off of the Power Business Undertaking into and the amalgamation of the same with VAL.

2.1.2	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Chapter 4 becoming effective and with effect from the Appointed Date:

(i)

All assets of MALCO, that are movable in nature or incorporeal property or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 4 of the Scheme becoming effective shall stand vested in SGL and shall be deemed to be and become the property and as an integral part of SGL by operation of law. The vesting order and sanction of the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting through SGL and as the context may provide, by physical or constructive delivery, or by endorsement and delivery or by mere operation of the vesting order, in accordance with the Act, as appropriate to the nature of the movable property vested. Upon this Chapter 4 becoming effective, the title to such property shall be deemed to have been mutated and recognised as that of SGL.

(ii)	All other movable properties of MALCO, including investments in shares and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the vesting orders and by operation of law become the property of SGL, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of SGL. Any investments of MALCO shall be recorded in the name of SGL, by operation of law, as transmission in SGL as a successor in interest and any documents of title of MALCO shall also be deemed to have been mutated and recorded as the title of SGL to the same extent and manner as originally held by MALCO and enabling the ownership, right, title and interest therein as if SGL was originally MALCO. SGL shall, subsequent to the vesting orders, be entitled to the delivery and possession of all documents of title of such movable property in this regard.

(iii)

All immovable properties of MALCO, including land together with the buildings and structures standing thereon and rights and interests in immovable properties of MALCO, whether freehold or leasehold or otherwise and all documents of title, rights and easements in relation thereto shall stand vested in and/or be deemed to have been vested in SGL, by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 4 of the Scheme becoming effective, shall stand vested in SGL and shall be deemed to be and become the property as an integral part of SGL by operation of law. SGL shall simultaneous with the filing and registration of the orders of the Courts sanctioning the Scheme be always entitled to all the rights and privileges attached in relation to such immovable properties and shall be liable to pay appropriate rent, rates and taxes and fulfil all obligations in relation thereto or as applicable to such immovable property. Upon this Chapter 4 becoming effective, the title to such properties shall deemed to have been mutated and recognised as that of SGL and the mere filing thereof with the appropriate Registrar or Sub-Registrar of Assurances or with the relevant Government agencies shall suffice as record of continuing titles with SGL pursuant to the Scheme becoming effective and shall constitute a deemed mutation and substitution thereof. SGL shall subsequent to the vesting order be entitled to the delivery and possession of all documents of title to such immovable property in this regard. It is hereby clarified that all the rights, title and interest of MALCO in any leasehold properties shall, pursuant to Section 394(2) of the Act and the provisions of this Scheme, without any further act, instrument or deed, be vested in or be deemed to have been vested in SGL.

(iv)	All debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether or not provided for in the books of account or disclosed in the balance sheets of MALCO, shall stand vested in SGL and shall upon this Chapter 4 becoming effective be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of SGL, and SGL shall undertake to meet, discharge and satisfy the same in terms of their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause.

(v)	All contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the business of MALCO, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to MALCO, or to the benefit of which, MALCO may be eligible and which are subsisting or having effect immediately before this Chapter 4 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 4 of the Scheme becoming effective, be deemed to be contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of SGL. Such properties and rights described hereinabove shall stand vested in SGL and shall be deemed to be the property and become the property by operation of law as an integral part of SGL. Such contracts and properties described above shall continue to be in full force and continue as effective as hithertofore in favour of or against SGL and shall be the legal and enforceable rights and interests of SGL, which can be enforced and acted upon as fully and effectually as if, it were MALCO, as SGL is its affiliate and successor in interest. Upon this Chapter 4 becoming effective, the rights, duties, obligations, interests flowing from such contracts and properties, shall be deemed to have been entered in and novated to SGL by operation of law and SGL shall be deemed to be MALCO’s substituted party or beneficiary or obligor thereto. In relation to the same any procedural requirements required to be fulfilled solely by MALCO (and not by any of its successors), shall be fulfilled by SGL as if it were the duly constituted attorney of MALCO.

(vi)	Any suits, appeals or other proceedings of whatsoever nature and pending in any court, tribunal or any other forum, relating to MALCO, whether by or against MALCO, shall not abate or be discontinued or in any way prejudicially affected by reason of the amalgamation of MALCO or of any order of or direction passed or issued in such proceedings or anything contained in this Scheme, but by virtue of the vesting and sanction orders, such legal proceedings shall continue and any prosecution shall be enforced by or against SGL in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against MALCO, as if this Scheme had not been implemented.

(vii)	All permanent employees of MALCO, who are on its payrolls shall become employees of SGL pursuant to the vesting orders and by operation of law, with effect from this Chapter 4 coming into effect, on such terms and conditions as are no less favourable than those on which they are currently engaged by MALCO, without any interruption of service as a result of this amalgamation, without any further act, deed or instrument on the part of MALCO or SGL. With regard to provident fund, gratuity, leave encashment and any other special scheme or benefits created or existing for the benefit of such employees of MALCO, SGL shall stand substituted for MALCO for all purposes whatsoever, upon this Chapter 4 becoming effective, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by MALCO, in accordance with the provisions of applicable laws or otherwise. It is hereby clarified that upon this Chapter 4 becoming effective, the aforesaid benefits or schemes shall continue to be provided to such employees and the services of all such employees of MALCO for such purpose shall be treated as having been continuous.

(viii)	All registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trade marks, appertaining to MALCO, if any, shall stand vested in SGL without any further act, instrument or deed (unless filed only for statistical record with any appropriate authority or Registrar), upon the vesting orders of the Courts sanctioning the Scheme.

(ix)	All taxes (including but not limited to advance tax, tax deducted at source, minimum alternate tax credits, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, value added tax, sales tax, service tax, etc) payable by or refundable to MALCO, including all or any refunds or claims shall be treated as the tax liability or refunds/claims, as the case may be, of SGL, and any tax incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, etc, as would have been available to MALCO, shall pursuant to this Chapter 4 becoming effective, be available to SGL.

(x)	All approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature in relation to MALCO, or to the benefit of which MALCO may be eligible/entitled, and which are subsisting or having effect immediately before this Chapter 4 coming into effect, by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 4 of the Scheme becoming effective shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature, of SGL, and shall be in full force and effect in favour of SGL and may be enforced as fully and effectually as if, instead of MALCO, SGL had been a party or beneficiary or obligor thereto. Any third party or authority required to give effect to the provisions of this Clause shall take on record the orders of the Courts sanctioning the Scheme on its file and make and duly record the necessary substitution or endorsement in the name of SGL as successor in interest, pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 4 becoming effective in accordance with the terms provided hereof. For this purpose, SGL shall file certified copies of such sanction order and if required file appropriate applications or forms with relevant authorities concerned for statistical and information purposes only and there shall be no break in the validity and enforceability of approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature.

(xi)	Benefits of any and all corporate approvals as may have already been taken by MALCO, whether being in the nature of compliances or otherwise, including without limitation, approvals under Sections 81(1A), 293(1)(a), 293(1)(d), 295, 297 and 372A, etc, of the Act, read with the rules and regulations made thereunder, shall stand vested in SGL and the said corporate approvals and compliances shall, upon this Chapter 4 becoming effective, be deemed to have been taken/complied with by SGL.

(xii)	All estates, assets, rights, title, interests and authorities accrued to and/or acquired by MALCO shall be deemed to have been accrued to and/or acquired for and on behalf of SGL and shall, upon this Chapter 4 coming into effect, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand vested in or be deemed to have been vested in SGL to that extent and shall become the estates, assets, right, title, interests and authorities of SGL.

2.1.3	Upon this Chapter 4 becoming effective, the secured creditors of MALCO and/or other security holders over the properties of MALCO shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of MALCO, as existed immediately prior to the amalgamation of MALCO with SGL, and the secured creditors of SGL and/or other security holders over the properties of SGL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SGL, as existed immediately prior to the effectiveness of this Chapter 4. It is hereby clarified that pursuant to the amalgamation of MALCO with SGL, the secured creditors of MALCO and/or other security holders over the properties of MALCO shall not be entitled to any additional security over the properties, assets, rights, benefits and interest of SGL and vice versa, and hence such assets of MALCO and SGL, as the case may be, which are not currently encumbered, shall remain free and available for creation of any security thereon in future in relation to any current or future indebtedness of SGL.

2.1.4	SGL shall, at any time after this Scheme becoming effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which MALCO has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. SGL shall for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of MALCO and to carry out or perform all such formalities or compliances referred to above on the part of MALCO.

2.2	(i)	With effect from the date of this Chapter 4 coming into effect, SGL shall carry on and shall be entitled to carry on the business of MALCO.

(ii)	For the purpose of giving effect to the amalgamation order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of this Scheme by the Courts, SGL shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the amalgamation of MALCO, in accordance with the provisions of Sections 391 to 394 of the Act. SGL is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc, as may be required to remove any difficulties and carry out any formalities or compliance as are necessary for the implementation of this Scheme.

(iii)	Upon this Chapter 4 becoming effective, SGL unconditionally and irrevocably agrees and undertakes to pay, discharge and satisfy all liabilities and obligations of MALCO with effect from the Appointed Date, in order to give effect to the foregoing provisions.

2.3	COMPLIANCE WITH SECTION 2(1B) OF THE INCOME-TAX ACT, 1961

The provisions of this Scheme as they relate to the amalgamation of MALCO into and with SGL have been drawn up to comply with the conditions relating to “amalgamation” as defined under Section 2(1B) of the Income-tax Act, 1961. If any terms or provisions of the

Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income-tax Act, 1961, at a later date including resulting from an amendment of law or for any other reason whatsoever, the provisions of the said Section of the Income-tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income-tax Act, 1961. Such modification will, however, not affect the other parts of the Scheme.

2.4	DISSOLUTION OF MALCO

Upon this Chapter 4 becoming effective, MALCO shall stand dissolved, without any further act or deed, without being wound-up.

PART 3

CONSIDERATION AND ACCOUNTING TREATMENT

3.1	CONSIDERATION

3.1.1	Upon this Chapter 4 of the Scheme coming into effect and upon the vesting of the undertakings of MALCO (inclusive of all assets and liabilities thereof as defined), into and with SGL by operation of law and in accordance with Part 2 of Chapter 4 hereof and without any further application, act or deed, the shareholders of MALCO, as of the Record Date shall receive equity shares of SGL in the following share exchange ratio:

Every equity shareholder of the MALCO holding ten (10) equity shares in MALCO of Rs. 2 each fully paid up as of the Record Date shall be entitled to be issued seven (7) equity shares of the face value of Re. 1 each, at par, credited as fully paid-up, of SGL.

3.1.2	In the event that SGL and/or MALCO, pending the Scheme, restructure the respective equity share capital, whether by way of any share split and/or consolidation, then the share exchange ratio shall further be modified / adjusted accordingly to take into account the effect of such corporate actions.

3.1.3	In the event that the aggregate number of equity shares to be issued by SGL to all the shareholders of MALCO results in a fraction of share, the Board of Directors of SGL shall round-off such fraction to the nearest whole number, and thereupon shall issue and allot equity shares. Provided, however, fractional entitlements of individual shareholders, based on the share exchange ratio prescribed in Clause 3.1.1 above shall not be entitled to be rounded off and the Board of Directors of SGL shall be entitled to devise a mechanism to deal with the fractional entitlements, including but not limited to, by way of allotting all such fractional entitlements (cumulatively) to one of its Directors, who shall hold the same as a trustee for and on behalf of such shareholders of MALCO, and shall dispose off the same and distribute the proceeds thereof to such shareholders in proportion to and in lieu of their respective fractional entitlements.

3.1.4	The equity shares in the capital of SGL issued to the shareholders of MALCO, as aforesaid, shall be subject to the provisions of the Memorandum of Association and Articles of Association of SGL and shall rank pari passu in all respects with the existing equity shares of SGL.

3.1.5	The equity shareholders of MALCO whose demat account details may be available with either MALCO and/or with SGL, or who may provide such details to SGL on or before such date as may be determined by the Board of Directors of SGL in this regard, shall be issued the equity shares of SGL (as they may be entitled to pursuant to this Chapter 4) in the dematerialized form, and the remaining equity shareholders of MALCO shall be issued physical equity share certificates with regard to the equity shares of SGL as they may be entitled to pursuant to this Chapter 4.

Such physical equity share certificates (if any) shall be sent by SGL to the equity shareholders of MALCO at their respective registered addresses, as appearing in the register of members maintained by MALCO as of Record Date with respect to their respective shareholders (or in the case of joint shareholders - to the address of that one of the joint shareholders whose name stands first in such register of members in respect of such joint shareholding) and SGL shall not be responsible for any loss in transit.

3.1.6	All equity shares of SGL issued pursuant to the Scheme shall be listed on the Stock Exchanges, in accordance with applicable laws. Listing of all the equity shares of SGL shall be completed within a period of ninety (90) days from the date of this Chapter 4 coming into effect, or such longer period as may be required for this purpose by the relevant/appropriate Stock Exchanges.

3.1.7	For the purpose of this Part 3 of Chapter 4, the Board of Directors of SGL shall, after the Scheme is sanctioned but before it becomes effective, determine a Record Date for determining the entitlement of the shareholders of MALCO to the equity shares of SGL in terms hereof.

3.1.8	The issuance of equity shares of SGL shall be pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act. For purposes of ensuring that the Scheme complies with the requirements of Section3(a)(10) of the Securities Act, MALCO shall undertake that:

(i)	the holders of the equity shares of MALCO, as against their equity shares, shall receive equity shares of SGL and shall not receive any cash or other consideration (except in respect of any fractional shares); and

(ii)	the Scheme shall become effective only after it has been approved by the Courts.

3.2	ACCOUNTING TREATMENT

3.2.1	SGL shall, upon this Chapter 4 becoming effective and with effect from the Appointed Date, record the assets and liabilities of MALCO (as appearing in the books of accounts of MALCO at the close of business on the day preceding the Appointed Date, other than MALCO’s investment in the equity shares of SIIL, which shall be cancelled upon amalgamation of SIIL into and with SGL in terms of Chapter 2 of this Scheme) as vested in SGL pursuant to this Chapter 4, at the respective book values thereof.

3.2.2	SGL shall follow the method of accounting as prescribed for the ‘pooling of interest method’ under Accounting Standard 14 as notified under the Companies Accounting Rules, 2006.

3.2.3	The face value of equity shares issued by SGL to the shareholders of MALCO pursuant to Part 3 of this Chapter 4 will be recorded as equity share capital of SGL.

3.2.4	Upon this Chapter 4 becoming effective and with effect from the Appointed Date, the difference, if any, between the value of total assets and total liabilities as recorded in SGL, pursuant to Clause 3.2.1 above, and after adjusting for the face value of equity shares issued pursuant to Clause 3.2.3 above, shall be recorded as and credited to or debited to the general reserve account, as the case may be, available in the financial statements of SGL.

3.2.5	The identity of the reserves of MALCO, if any and to the extent deemed appropriate by the Board of Directors of SGL, shall be preserved and they shall appear in the financial statements of SGL in the same form and manner, in which they appeared in the financial statements of MALCO, prior to this Chapter 4 becoming effective. Accordingly, if prior to this Scheme becoming effective there is any reserve in the financial statements of MALCO available for distribution whether as bonus shares or dividend or otherwise, the same would also be available in the financial statements of SGL for such distribution pursuant to this Chapter 4 becoming effective.

3.2.6	The balances of the Profit and Loss Accounts of MALCO (as appearing in the books of accounts of MALCO at the close of business on the day preceding the Appointed Date) shall be aggregated and added to or set-off (as the case may be) with the corresponding balance appearing in the financial statements of SGL.

3.2.7	SGL shall record in its books of account, all transactions of MALCO in respect of assets, liabilities, income and expenses, from the Appointed Date to the date of this Chapter 4 coming into effect. Any inter-company payables, receivables (including loans, advances or debenture etc.) and investments between MALCO and SGL (whether held by themselves or through their nominees) shall be cancelled and SGL shall accordingly not record/write off any of such payables, receivables and investments in its books.

3.2.8	In case of any differences in accounting policies between SGL and MALCO, impact of the same till the Appointed Date will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of SGL reflect the financial position on the basis of consistent accounting policies.

CHAPTER 5

PART 1

DEFINITIONS & SHARE CAPITAL

1.1	DEFINITIONS

In this Chapter 5 of the Scheme, concerning amalgamation of SEL with SGL, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

“Appointed Date” shall, for the purpose of this Chapter 5, mean January 01, 2011, being the date with effect from which SEL shall be amalgamated into and with SGL in terms of this Chapter 5 and other relevant provisions of this Scheme, upon sanction of the Scheme by the Court and this Chapter 5 coming into effect;

1.2	DATE OF EFFECTIVENESS OF THIS CHAPTER 5

This Chapter 5 shall come into effect on the 60th day (or such other date as may be agreed upon by the Board of Directors of SEL and SGL ) from the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be.

1.3	CAPITAL STRUCTURE

SEL: The capital structure of SEL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
3,500,000,000 equity shares of Rs. 10 each	35,000,000,000
1,000,000,000 redeemable cumulative convertible preference shares of Rs. 10 each	10,000,000,000

Total	45,000,000,000

Issued, Subscribed and Paid-up Share Capital
1,187,314,715 equity shares of Rs. 10 each fully paid-up	11,873,147,150

Total	11,873,147,150

There has been no change in the share capital of SEL since March 31, 2011.

Equity shares of SEL are not listed on any stock exchange.

SGL: The capital structure of SGL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,000,000,000 equity shares of Re. 1 each	1,000,000,000

Total	1,000,000,000

Issued, Subscribed and Paid-up Share Capital
869,101,423 equity shares of Re. 1 each fully paid-up	869,101,423

Total	869,101,423

There has been no change in the share capital of SGL since March 31, 2011.

Equity shares of SGL are listed on the Stock Exchanges.

Besides the above, SGL has 2,168 number of Foreign Currency Convertible Bonds outstanding (each of which is convertible into 13,837 equity shares), that are currently listed on the Singapore Exchange Limited.

PART 2

AMALGAMATION OF SEL INTO AND WITH SGL

2.1	AMALGAMATION AND VESTING OF ASSETS AND LIABILITIES AND ENTIRE BUSINESS OF SEL

2.1.1	Upon this Chapter 5 becoming effective and with effect from the Appointed Date herein, SEL as defined (which expression includes the assets, liabilities and the entire business undertaking of SEL) shall stand amalgamated with and be vested in SGL, as a going concern, without any further act or deed, as per the provisions contained herein and in this Scheme.

It is clarified that the provisions of this Chapter 5 shall take effect only upon the amalgamation of SIIL into and with SGL in terms of Chapter 2 hereof;

2.1.2	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Chapter 5 becoming effective and with effect from the Appointed Date:

(i)	All assets of SEL, that are movable in nature or incorporeal property or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 5 of the Scheme becoming effective shall stand vested in SGL and shall be deemed to be and become the property and as an integral part of SGL by operation of law. The vesting order and sanction of the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting through SGL and as the context may provide, by physical or constructive delivery, or by endorsement and delivery or by mere operation of the vesting order of the Courts sanctioning the Scheme and on this Chapter 5 of the Scheme becoming effective, in accordance with the Act, as appropriate to the nature of the movable property vested. Upon this Chapter 5 becoming effective, the title to such property shall be deemed to have been mutated and recognised as that of SGL.

(ii)	All other movable properties of SEL, including investments in shares and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the vesting orders and by operation of law become the property of SGL, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of SGL. Any investments of SEL shall be recorded in the name of SGL by operation of law as transmission in SGL as a successor in interest and any documents of title of SEL shall also be deemed to have been mutated and recorded as the title of SGL to the same extent and manner as originally held by SEL and enabling the ownership, right, title and interest therein as if SGL was originally SEL. SGL shall subsequent to the vesting orders be entitled to the delivery and possession of all documents of title of such movable property in this regard.

(iii)	All immovable properties of SEL, including land together with the buildings and structures standing thereon and rights and interests in immovable properties of SEL, whether freehold or leasehold or otherwise and all documents of title, rights and easements in relation thereto shall stand vested in and/or be deemed to have been vested in SGL, by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 5 of the Scheme becoming effective, shall stand vested in SGL and shall be deemed to be and become the property as an integral part of SGL by operation of law. SGL shall simultaneous with the filing and registration of the orders of the Courts sanctioning the Scheme be always entitled to all the rights and privileges attached in relation to such immovable properties and shall be liable to pay appropriate rent, rates and taxes and fulfil all obligations in relation thereto or as applicable to such immovable property. Upon this Chapter 5 becoming effective, the title to such properties shall deemed to have been mutated and recognised as that of SGL and the mere filing thereof with the appropriate Registrar or Sub-Registrar of Assurances or with the relevant Government agencies shall suffice as record of continuing titles with SGL pursuant to the Scheme becoming effective and shall constitute a deemed mutation and substitution thereof. SGL shall subsequent to the vesting orders be entitled to the delivery and possession of all documents of title to such immovable property in this regard. It is hereby clarified that all the rights, title and interest of SEL in any leasehold properties shall, pursuant to Section 394(2) of the Act and the provisions of this Scheme, without any further act, instrument or deed, be vested in or be deemed to have been vested in SGL.

Upon amalgamation of SIIL into and with SGL under the provisions of Chapter 2 herein (which shall take effect prior to this Chapter 5) SEL will become a wholly owned subsidiary of SGL, accordingly, vesting of assets pursuant to the amalgamation of SEL into and with SGL will be covered under Orissa Industrial Policy 2007 and Notification no S.R.O. No 333/2007, dated May 24, 2007, thereby not requiring any payment of stamp duty to give effect to vesting of the immovable properties of SEL into and with SGL pursuant to the amalgamation proposed in this Chapter 5.

(iv)	All debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether or not provided for in the books of account or disclosed in the balance sheets of SEL, shall stand vested in SGL and shall upon this Chapter 5 becoming effective be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of SGL, and SGL shall undertake to meet, discharge and satisfy the same in terms of their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause.

(v)	All contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the business of SEL, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to SEL, or to the benefit of which, SEL may be eligible and which are subsisting or having effect immediately before this Chapter 5 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 5 of the Scheme becoming effective be deemed to be contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of SGL. Such properties and rights described hereinabove shall stand vested in SGL and shall be deemed to be the property and become the property by operation of law as an integral part of SGL. Such contracts and properties described above shall continue to be in full force and continue as effective as hithertofore in favour of or against SGL and shall be the legal and enforceable rights and interests of SGL, which can be enforced and acted upon as fully and effectually as if, it were SEL, as SGL is its affiliate and successor in interest. Upon this Chapter 5 becoming effective, the rights, duties, obligations, interests flowing from such contracts and properties, shall be deemed to have been entered in and novated to SGL by operation of law and SGL shall be deemed to be its substituted party or beneficiary or obligor thereto. In relation to the same any procedural requirements required to be fulfilled solely by SEL (and not by any of its successors), shall be fulfilled by SGL as if it were the duly constituted attorney of SEL.

(vi)	Any suits, appeals or other proceedings of whatsoever nature and pending in any court, tribunal or any other forum, relating to SEL, whether by or against SEL, shall not abate or be discontinued or in any way prejudicially affected by reason of the amalgamation of SEL or of any order of or direction passed or issued in such proceedings or anything contained in this Scheme, but by virtue of the vesting and sanction order, such legal proceedings shall continue and any prosecution shall be enforced by or against SGL in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against SEL, as if this Scheme had not been implemented.

(vii)

All permanent employees of SEL, who are on its payrolls shall become employees of SGL pursuant to the vesting orders and by operation of law, with effect from this Chapter 5 coming into effect, on such terms and conditions as are no less favourable than those on which they are currently engaged by SEL, without any interruption of service as a result of this amalgamation, without any further act, deed or instrument on the part of SEL or SGL. With regard to provident fund, gratuity, leave encashment and any other special scheme or benefits created or existing for the benefit of such employees of SEL, SGL shall stand substituted for SEL for all purposes whatsoever, upon this Chapter 5 becoming effective, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by SEL, in accordance with the provisions of applicable laws or otherwise. It is hereby clarified that upon this Chapter 5 becoming effective, the aforesaid benefits or schemes shall continue to be provided to such employees and the services of all such employees of SEL for such purpose shall be treated as having been continuous.

(viii)	All registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trade marks, appertaining to SEL, if any, shall stand vested in SGL without any further act, instrument or deed (unless filed only for statistical record with any appropriate authority or Registrar), upon vesting orders of the Courts sanctioning the Scheme.

(ix)	All taxes (including but not limited to advance tax, tax deducted at source, minimum alternate tax credits, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc) payable by or refundable to SEL, including all or any refunds or claims shall be treated as the tax liability or refunds/claims, as the case may be, of SGL, and any tax incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, etc, as would have been available to SEL, shall pursuant to this Scheme becoming effective, be available to SGL.

(x)

All approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature in relation to SEL, or to the benefit of which SEL may be eligible/entitled, and which are subsisting or having effect immediately before this Chapter 5 coming into effect, by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 5 of the Scheme becoming effective shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature, of SGL, and shall be in full force and effect in favour of SGL and may be enforced as fully and effectually as if, instead of SEL, SGL had been a party or beneficiary or obligor thereto. Any third party or authority required to give effect to the provisions of this Clause shall take on record the orders of the Courts sanctioning the Scheme on its file and make and duly record the necessary substitution or endorsement in the name of SGL as successor in interest, pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 5 becoming effective in accordance with the terms provided hereof. For this purpose, SGL shall file certified copies of such sanction orders and if required file appropriate applications or forms with relevant authorities concerned for statistical and information purposes only and there shall be no break in the validity and enforceability of approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature.

(xi)	Benefits of any and all corporate approvals as may have already been taken by SEL, whether being in the nature of compliances or otherwise, including without limitation, approvals under Sections 81(1A), 293(1)(a), 293(1)(d), 295, 297 and 372A, etc, of the Act, read with the rules and regulations made thereunder, shall stand vested in SGL and the said corporate approvals and compliances shall, upon this Chapter 5 becoming effective, be deemed to have been taken/complied with by SGL.

(xii)	All estates, assets, rights, title, interests and authorities accrued to and/or acquired by SEL shall be deemed to have been accrued to and/or acquired for and on behalf of SGL and shall, upon this Chapter 5 coming into effect, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand vested in or be deemed to have been vested in SGL to that extent and shall become the estates, assets, right, title, interests and authorities of SGL.

2.1.3	Upon this Chapter 5 becoming effective, the secured creditors of SEL and/or other security holders over the properties of SEL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SEL, as existed immediately prior to the amalgamation of SEL with SGL, and the secured creditors of SGL and/or other security holders over the properties of SGL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SGL, as existed immediately prior to the effectiveness of this Chapter 5. It is hereby clarified that pursuant to the amalgamation of SEL with SGL, the secured creditors of SEL and/or other security holders over the properties of SEL shall not be entitled to any additional security over the properties, assets, rights, benefits and interest of SGL and vice versa, and hence such assets of SEL and SGL, as the case may be, which are not currently encumbered, shall remain free and available for creation of any security thereon in future in relation to any current or future indebtedness of SGL.

2.1.4	SGL shall, at any time after this Chapter 5 becoming effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which SEL has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. SGL shall for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of SEL and to carry out or perform all such formalities or compliances referred to above on the part of SEL.

2.2	CONDUCT OF BUSINESSES TILL THIS CHAPTER 5 COMING INTO EFFECT

With effect from the Appointed Date and up to and including the date of this Chapter 5 coming into effect:

(i)	all profits or income arising or accruing in favour of SEL and all taxes paid thereon (including but not limited to advance tax, tax deducted at source, minimum alternate tax credit, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc) or losses arising or incurred by SEL shall, for all purposes, be treated as and deemed to be the profits or income, taxes or losses, as the case may be, of SGL;

(ii)	SEL shall carry on its business with reasonable diligence and business prudence and in the same manner as it had been doing hitherto, and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts or incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitment either for themselves or on behalf of its respective affiliates or associates or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal in any of its properties/assets, except:

(a)	when the same is expressly provided in this Scheme; or

(b)	when the same is in the ordinary course of business as carried on by SEL, as on the date of filing of this Scheme in the Courts; or

(c)	when written consent of SGL has been obtained in this regard.

(iii)	except by mutual consent of the Boards of Directors of SEL and SGL, or except pursuant to any prior commitment, obligation or arrangement existing or undertaken by SEL and/or SGL as on the date of sanction of this Scheme by the Board of Directors of SGL, or except as contemplated in this Scheme, pending sanction of this Scheme, SEL and/or SGL shall not make any change in their capital structures either by way of any increase (by issue of equity shares, bonus shares, convertible debentures or otherwise), decrease, reduction, reclassification, sub-division or consolidation, re-organisation or in any other manner, which would have the effect of re-organisation of capital of such company(ies);

(iv)	SEL shall not alter or substantially expand its business, except with the written concurrence of SGL; and

(v)	SEL shall not amend its Memorandum of Association or Articles of Association, except with the written concurrence of SGL.

2.3	(i)	With effect from the date of this Chapter 5 coming into effect, SGL shall carry on and shall be entitled to carry on the business of SEL.

(ii)	For the purpose of giving effect to the amalgamation order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of this Scheme by the Courts, SGL shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the amalgamation of SEL, in accordance with the provisions of Sections 391 to 394 of the Act. SGL is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc, as may be required to remove any difficulties and carry out any formalities or compliance as are necessary for the implementation of this Scheme.

(iii)	Upon this Chapter 5 becoming effective, SGL unconditionally and irrevocably agrees and undertakes to pay, discharge and satisfy all liabilities and obligations of SEL with effect from the Appointed Date, in order to give effect to the foregoing provisions.

2.4	COMPLIANCE WITH SECTION 2(1B) OF THE INCOME-TAX ACT, 1961

The provisions of this Scheme as they relate to the amalgamation of SEL into and with SGL have been drawn up to comply with the conditions relating to “amalgamation” as defined under Section 2(1B) of the Income-tax Act, 1961. If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income-tax Act, 1961, at a later date including resulting from an amendment of law or for any other reason whatsoever, the provisions of the said Section of the Income-tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(1B) of the Income-tax Act, 1961. Such modification will, however, not affect the other parts of the Scheme.

2.5	DISSOLUTION OF SEL

Upon this Chapter 5 becoming effective, SEL shall stand dissolved, without any further act or deed, without being wound-up.

PART 3

CONSIDERATION AND ACCOUNTING TREATMENT

3.1	CONSIDERATION

3.1.1

Upon this Chapter 5 of the Scheme coming into effect and upon the vesting of the undertakings of SEL (inclusive of all assets and liabilities thereof as defined), into and with SGL in accordance with Part 2 of Chapter 5 of this Scheme, SGL shall not pay any consideration to SEL or to its shareholders, as upon Chapter 2 of this Scheme becoming effective, SEL will become a wholly owned subsidiary of SGL and

SGL (either itself and through its nominee) would be the only shareholder of SEL, and accordingly, no shares shall be issued and allotted by SGL either to itself or to any of its nominee shareholders holding shares in SEL.

3.2	ACCOUNTING TREATMENT

3.2.1	SGL shall, upon this Chapter 5 becoming effective and with effect from the Appointed Date, record the assets and liabilities of SEL (as appearing in the books of accounts of SEL at the close of business on the day preceding the Appointed Date) as vested in SGL pursuant to this Chapter 5, at the respective book values thereof.

3.2.2	SGL shall follow the method of accounting as prescribed for the ‘pooling of interest method’ under Accounting Standard 14 as notified under the Companies Accounting Rules, 2006.

3.2.3	Upon this Chapter 5 becoming effective and with effect from the Appointed Date, the difference, if any, between the value of total assets and total liabilities as recorded in SGL, pursuant to Clause 3.2.1 above, shall be recorded as and credited to or debited to the general reserve account, as the case may be, available in the financial statements of SGL.

3.2.4	The identity of the reserves of SEL, if any and to the extent deemed appropriate by the Board of Directors of SGL, shall be preserved and they shall appear in the financial statements of SGL in the same form and manner, in which they appeared in the financial statements of SEL, prior to this Chapter 5 becoming effective. Accordingly, if prior to this Chapter 5 becoming effective there is any reserve in the financial statements of SEL available for distribution whether as bonus shares or dividend or otherwise, the same would also be available in the financial statements of SGL for such distribution pursuant to this Chapter 5 becoming effective.

3.2.5	The balances of the Profit and Loss Accounts of SEL (as appearing in the books of accounts of SEL at the close of business on the day preceding the Appointed Date) shall be aggregated and added to or set-off (as the case may be) with the corresponding balance appearing in the financial statements of SGL.

3.2.6	SGL shall record in its books of account, all transactions of SEL in respect of assets, liabilities, income and expenses, from the Appointed Date to the date of this Chapter 5 coming into effect. Any inter-company payables, receivables (including loans, advances or debenture etc.) and investments between SEL and SGL (whether held by themselves or through their nominees) shall be cancelled and SGL shall accordingly not record any of such payables, receivables and investments in its books.

3.2.7	In case of any differences in accounting policies between SGL and SEL, impact of the same till the Appointed Date will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of SGL reflect the financial position on the basis of consistent accounting policies.

CHAPTER 6

PART 1

DEFINITIONS & SHARE CAPITAL

1.1	DEFINITIONS

In this Chapter 6 of the Scheme, concerning the demerger of the Aluminium Business Undertaking into and with SGL, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

“Appointed Date” shall, for the purposes of this Chapter 6, mean April 01, 2011, being the date and time with effect from which the Aluminium Business Undertaking shall be demerged into and with SGL in terms of this Chapter 6 and other relevant provisions of this Scheme, upon sanction of the Scheme by the Courts and this Chapter 6 coming into effect.

1.2	DATE OF EFFECTIVENESS OF THIS CHAPTER 6

This Chapter 6 shall come into effect on the 60th day (or such other date as may be agreed upon by the Board of Directors of VAL and SGL ) from the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be.

1.3	CAPITAL STRUCTURE

VAL: The capital structure of VAL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,500,000,000 equity shares of Rs. 2 each	3,000,000,000

Total	3,000,000,000

Issued, Subscribed and Paid-up Share Capital
854,656,250 equity shares of Rs. 2 each fully paid-up	1,709,312,500

Total	1,709,312,500

Subsequent to March 31, 2011, the capital structure of VAL is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
8,80,000,000 equity shares of Rs. 2 each	17,60,000,000
12,50,000 preference shares of Rs. 1000 each	12,50,000,000

Total	3,010,000,000

Issued, Subscribed and Paid-up Share Capital
854,656,250 equity shares of Rs. 2 each fully paid-up	1,709,312,500
10,00,000 preference shares of Rs. 1000 each fully paid-up	1,000,000,000

Total	2,709,312,500

The equity shares of VAL are not listed on any stock exchange.

SGL: The capital structure of SGL as of March 31, 2011 is as under:

Share Capital	Amount in Rs.
Authorized Share Capital
1,000,000,000 equity shares of Re. 1 each	1,000,000,000

Total	1,000,000,000

Issued, Subscribed and Paid-up Share Capital
869,101,423 equity shares of Re. 1 each fully paid-up	869,101,423

Total	869,101,423

There has been no change in the share capital of SGL since March 31, 2011.

Equity shares of SGL are listed on the Stock Exchanges.

Besides the above, SGL has 2,168 number of Foreign Currency Convertible Bonds outstanding (each of which are convertible into 13,837 equity shares), that are currently listed on the Singapore Exchange Limited.

PART 2

DEMERGER OF THE ALUMINIUM BUSINESS UNDERTAKING OF VAL INTO AND WITH SGL

2.1	DEMERGER AND VESTING OF ALUMINIUM BUSINESS UNDERTAKING OF VAL

2.1.1	Upon this Chapter 6 becoming effective and with effect from the Appointed Date, the Aluminium Business Undertaking shall stand demerged and vested in SGL, in accordance with Section 2(19AA) of the Income Tax Act, 1961, as a going concern, without any further act or deed, as per the provisions contained herein, together with all its properties, assets, liabilities, rights, benefits and interest therein, subject to existing charges or lis pendens, if any, thereon.

It is clarified that the provisions of this Chapter 6 shall take effect only upon the amalgamation of SIIL into and with SGL in terms of Chapter 2 hereof;

2.1.2	Without prejudice to the generality of the above and to the extent applicable, unless otherwise stated herein, upon this Chapter 6 becoming effective and with effect from the Appointed Date:

(i)

All Aluminium Assets that are movable in nature or incorporeal property or are otherwise capable of transfer by physical or constructive delivery and/or by endorsement and delivery or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 6 of the Scheme becoming effective shall stand vested in SGL and shall be deemed to be and become the property and as an integral part of SGL by operation of law. The vesting order and sanction of the Scheme shall operate in relation to the movable property in accordance with its normal mode of vesting through SGL and as the context may provide, by physical or constructive delivery, or by endorsement and delivery, or by mere operation of the vesting order, as appropriate to the nature of the movable property vested. Upon this Chapter 6 becoming effective the title to such property shall be deemed to have been mutated and recognised as that of SGL accordingly.

(ii)	All Aluminium Assets that are movable in nature other than those in (i) above, including investments in shares and any other securities, sundry debtors, outstanding loans and advances, if any, recoverable in cash or in kind or for value to be received, bank balances and deposits, if any, with Government, semi-Government, local and other authorities and bodies, customers and other persons, shall without any further act, instrument or deed, pursuant to the vesting orders and by operation of law become the property of SGL, and the title thereof together with all rights, interests or obligations therein shall be deemed to have been mutated and recorded as that of SGL. Any investments forming part of the Aluminium Business Undertaking shall be recorded in the name of SGL by operation of law as transmission in SGL as a successor in interest and any document of title pertaining to the assets of the Aluminium Business Undertaking shall also be deemed to have been mutated and recorded as titles of SGL to the same extent and manner as originally held by VAL and enabling the ownership, right, title and interest therein as if SGL was originally VAL. SGL shall subsequent to the vesting orders be entitled to the delivery and possession of all documents of title of such movable property in this regard.

(iii)

All immovable properties of the Aluminium Business Undertaking, including land together with the buildings and structures standing thereon and rights and interests in immovable properties of the Aluminium Business Undertaking, whether freehold or leasehold or otherwise and all documents of title, rights and easements in relation thereto shall stand vested in and/or be deemed to have been vested in SGL, by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 6 of the Scheme becoming effective shall stand vested in SGL and shall be deemed to be and become the property as an integral part of SGL by operation of law. SGL shall upon this Chapter 6 of the Scheme becoming effective be always entitled to all the rights and privileges attached in relation to such immovable properties and shall be liable to pay appropriate rent, rates and taxes and fulfil all obligations in relation thereto or as applicable to such immovable property. Upon this Chapter 6 becoming effective, the title to such properties shall deemed to have been mutated and recognised as that of SGL and the mere filing thereof with the appropriate Registrar or Sub-Registrar of Assurances or with the relevant Government shall suffice as record of continuing titles with SGL pursuant to the Scheme becoming effective and shall constitute a deemed mutation and substitution thereof. SGL shall subsequent to the vesting orders be entitled to the delivery and possession of all documents of title to such immovable property in this regard. It is hereby clarified that all the rights, title and interest of the Aluminium Business Undertaking in any leasehold properties shall, pursuant to Section 394(2) of the Act and the provisions of this Scheme, without any further act, instrument or deed, be vested in or be deemed to have been vested in SGL.

As upon implementation of the Concurrent Scheme and upon amalgamation of SIIL into and with SGL pursuant to the provision of Chapter 2 herein, which shall be made effective prior to the effectiveness of this Chapter 6 of the Scheme, VAL will become a wholly owned subsidiary of SGL, accordingly, vesting of assets pursuant to the demerger of Aluminium Business Undertaking will be covered under Orissa Industrial Policy 2007 and Notification no S.R.O. No 333/2007, dated May 24, 2007, thereby not requiring any payment of stamp duty to give effect to vesting of the immovable property comprised in the Aluminium Business Undertaking from VAL to SGL, in terms of this Chapter 6.

(iv)	All Aluminium Liabilities including debts, liabilities, contingent liabilities, duties and obligations, secured or unsecured, whether provided for or not in the books of account or disclosed in the balance sheets of VAL shall stand vested in SGL and shall upon this Chapter 6 becoming effective be deemed to be the debts, liabilities, contingent liabilities, duties and obligations of SGL, and SGL shall, and undertake to meet, discharge and satisfy the same in terms of their respective terms and conditions, if any. It is hereby clarified that it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, duties and obligations have arisen in order to give effect to the provisions of this Clause.

(v)

All Aluminium Contracts including contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) for the purpose of carrying on the Aluminium Business Undertaking, and in relation thereto, and those relating to tenancies, privileges, powers, facilities of every kind and description of whatsoever nature in relation to the Aluminium Business Undertaking, or to the benefit of which, Aluminium Business Undertaking may be eligible and which are subsisting or having effect immediately before this Chapter 6 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and their filing with the Registrar of Companies concerned be deemed to be contracts, deeds, bonds, agreements, schemes, arrangements and other instruments, permits, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies) of SGL. Such properties and rights described hereinabove shall stand vested in SGL and shall be deemed to be the property and become the property by operation of law as an integral part of SGL. Such contracts and properties described above shall continue to be in full force and continue as effective as hithertofore in favour of or against SGL and shall be the legal and enforceable rights and interests of SGL, which can be enforced and acted upon as fully and effectually as if, it were VAL, as SGL is its affiliate and successor in interest. Upon this Chapter 6 becoming effective, the rights, duties, obligations, interests flowing from such contracts and properties, shall be deemed to have been entered in and novated to SGL by operation of law and SGL shall be deemed to be its substituted party or beneficiary or obligor thereto. In relation to the same any procedural requirements required to be fulfilled solely by VAL (and not by any of its successors), shall be fulfilled by SGL as if it is the duly constituted attorney of VAL. Upon this Chapter 6 becoming effective and with effect from the Appointed Date, any contract of VAL relating to or benefiting at present the Residual VAL and the Aluminium Business Undertaking, shall be deemed to constitute separate contract, thereby relating to and/or benefiting VAL and SGL, respectively.

(vi)	Any suits, appeals or other proceedings of whatsoever nature and pending in any court, tribunal or any other forum, relating to the Aluminium Business Undertaking, whether by or against VAL, shall not abate or be discontinued or in any way prejudicially affected by reason of the demerger of the Aluminium Business Undertaking into SGL or of any order of or direction passed or issued in such proceedings or anything contained in this Scheme, but by virtue of the vesting and sanction orders, such legal proceedings shall continue and any prosecution shall be enforced by or against SGL in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against VAL, as if this Scheme had not been implemented.

(vii)	All the Aluminium Employee shall become employees of and be engaged by SGL pursuant to the vesting orders and by operation of law, with effect from this Chapter 6 coming into effect, on such terms and conditions as are no less favourable than those on which they are currently engaged by VAL, without any interruption of service as a result of this demerger without any further act, deed or instrument on the part of VAL or SGL. With regard to provident fund, gratuity, leave encashment and any other special scheme or benefits created or existing for the benefit of such employees, SGL shall stand substituted for VAL for all purposes whatsoever, upon this Chapter 6 becoming effective, including with regard to the obligation to make contributions to relevant authorities, such as the Regional Provident Fund Commissioner or to such other funds maintained by VAL, in accordance with the provisions of applicable laws or otherwise. It is hereby clarified that upon this Chapter 6 becoming effective, the aforesaid benefits or schemes shall continue to be provided to such employees and the services of all such employees of VAL for such purpose shall be treated as having been continuous.

(viii)	All Aluminium IP including registrations, goodwill, licenses, trademarks, service marks, copyrights, domain names, applications for copyrights, trade names and trade marks, appertaining to the Aluminium Business Undertaking, if any, shall stand vested in SGL without any further act, instrument or deed (unless filed only for statistical record with any appropriate authority or Registrar), on this Chapter 6 of the Scheme becoming effective. The other intellectual property rights presently held by VAL, that relate to or benefit at present the Residual VAL and the Aluminium Business Undertaking, shall be deemed to constitute separate intellectual property rights and the necessary substitution/endorsement shall be made and duly recorded in the name of VAL and SGL, respectively, by the relevant authorities pursuant to the sanction of this Scheme by the Court.

(ix)	All taxes (including but not limited to advance tax, tax deducted at source, minimum alternate tax credits, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc.) payable by or refundable to the Aluminium Business Undertaking, including all or any refunds or claims shall be treated as the tax liability or refunds/claims, as the case may be, of SGL, and any tax incentives, advantages, privileges, exemptions, credits, holidays, remissions, reductions, etc., as would have been available to Aluminium Business Undertaking, shall pursuant to this Chapter 6 becoming effective, be available to SGL.

(x)

All Aluminium Licenses including approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description whatsoever in relation to the Aluminium Business Undertaking, or to the benefit of which the Aluminium Business Undertaking may be eligible/entitled, and which are subsisting or having effect immediately before this Chapter 6 coming into effect, shall by endorsement, delivery or recordal or by operation of law pursuant to the vesting orders of the Courts sanctioning the Scheme, and on this Chapter 6 of the Scheme becoming effective shall be deemed to be approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature of SGL, and shall be in full force and effect in favour of SGL and may be enforced as fully and effectually as if, instead of VAL, SGL had been a party or beneficiary or obligor thereto. Such of the other permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, and any waiver of the foregoing, as are held at present by VAL, but relate to or benefitting at present the Residual VAL and the Aluminium Business Undertaking, shall be deemed to constitute separate permits, licenses, consents, approvals, authorizations, quotas, rights, entitlements, allotments, concessions, exemptions, liberties, advantages, no-objection certificates, certifications, easements, tenancies, privileges and similar rights, and any waiver of the foregoing, and the necessary substitution/endorsement shall be made and duly recorded in the name of VAL and SGL, respectively, by the relevant authorities pursuant to the sanction of this Scheme by the Courts. It is hereby clarified that if the consent of any third party or authority is required to give effect to the provisions of this Clause, the said third party or authority shall take on record the orders of the Courts sanctioning the Scheme on its file and make and duly record the necessary substitution/endorsement in the name of SGL as successor in interest, pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 6 becoming effective in accordance with the terms hereof. For this purpose, SGL shall file certified copies of such sanction order, and if required file appropriate applications, forms or documents with relevant authorities concerned for statistical, information and record purposes only, and there shall be no break in the validity and enforceability of approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses (including the licenses granted by any Governmental, statutory or regulatory bodies for the purpose of carrying on its business or in connection therewith), and certificates of every kind and description of whatsoever nature.

(xi)	Benefits of any and all corporate approvals as may have already been taken by VAL with respect to the Aluminium Business Undertaking, whether being in the nature of compliances or otherwise, including without limitation, approvals under Sections 293(1)(a), 293(1)(d), 295, 297 and 372A etc., of the Act, read with the rules and regulations made thereunder, shall stand vested in SGL and the said corporate approvals and compliances shall be deemed to have been taken/complied with by SGL.

(xii)	All estates, assets, rights, title, interests and authorities accrued to and/or acquired by VAL in relation to the Aluminium Business Undertaking shall be deemed to have been accrued to and/or acquired for and on behalf of SGL and shall, upon this Chapter 6 coming into effect, pursuant to the provisions of Section 394(2) and other applicable provisions of the Act, without any further act, instrument or deed be and stand vested in or be deemed to have been vested in SGL to that extent and shall become the estates, assets, right, title, interests and authorities of SGL.

2.1.3

Upon this Chapter 6 becoming effective, the secured creditors of VAL that relate to the Aluminium Business Undertaking and/or other security holders over the properties of the Aluminium Business Undertaking shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of Aluminium Business Undertaking, as existing immediately prior to the demerger of the Aluminium Business Undertaking with SGL and the secured creditors of SGL and/or other security holders over the properties of SGL shall be entitled to security only in respect of the properties, assets, rights, benefits and interest of SGL, as existing immediately prior to the effectiveness of this Chapter 6. It is hereby clarified that pursuant to the demerger of the Aluminium Business Undertaking with SGL, the secured creditors of VAL related to the Aluminium Business Undertaking and/or other security holders over the properties of the Aluminium Business Undertaking shall not be entitled to any additional security over the properties, assets, rights, benefits and interest of SGL and vice versa, and hence such assets of SGL related to the Aluminium Business Undertaking and that of SGL, as the case may be, which are not currently encumbered shall remain free and available for creation of any security thereon in future in relation to any current or future indebtedness of SGL. For this purpose, the consent to the Scheme of the secured creditors/other security holders of VAL and SGL shall also constitute a specific consent and approval to the provisions contained herein.

2.1.4	VAL and/or SGL, as the case may be, shall, at any time after this Chapter 6 becoming effective, in accordance with the provisions hereof, if so required under any law or otherwise, execute appropriate deeds of confirmation or other writings or arrangements with any party to any contract or arrangement in relation to which VAL has been a party, including any filings with the regulatory authorities, in order to give formal effect to the above provisions. SGL shall, for this purpose, under the provisions hereof, be deemed to have been authorized to execute any such writings on behalf of VAL and to carry out or perform all such formalities or compliances referred to above on the part of VAL.

2.1.5	VAL and/or SGL, as the case may be, shall, at any time after this Chapter 6 becoming effective in accordance with the provisions hereof, if so required under any law or otherwise, do all such acts or things as may be necessary for vesting of the approvals, consents, exemptions, registrations, no-objection certificates, permits, quotas, rights, entitlements, licenses and certificates which were held or enjoyed by VAL in relation to the Aluminium Business Undertaking, in SGL. It is hereby clarified that if the consent of any third party or authority is required to give effect to the provisions of this Clause, the said third party or authority shall make and duly record the necessary substitution/endorsement in the name of SGL pursuant to the sanction of this Scheme by the Courts, and upon this Chapter 6 becoming effective in accordance with the terms hereof. For this purpose, SGL shall file appropriate applications/documents with relevant authorities concerned for information and record purposes. SGL shall, under the provisions of this Scheme, be deemed to be authorized to execute any such writings on behalf of VAL and to carry out or perform all such acts, formalities or compliances referred to above as may be required in this regard.

2.1.6	Any question that may arise as to whether a specified asset or liability pertains or does not pertain to the Aluminium Business Undertaking or whether it arises out of the activities or operations of the Aluminium Business Undertaking shall be decided by mutual agreement between the Board of Directors of VAL and SGL.

2.2	CONDUCT OF BUSINESSES TILL THIS CHAPTER 6 COMING INTO EFFECT

With effect from the Appointed Date and up to and including the date of this Chapter 6 coming into effect:

(i)	all profits or income arising or accruing in favour of VAL in relation to the Aluminium Business Undertaking and all taxes paid thereon (including but not limited to advance tax, tax deducted at source, minimum alternate tax credit, dividend distribution tax, securities transaction tax, taxes withheld/paid in a foreign country, etc.) or losses arising or incurred by VAL in relation to the Aluminium Business Undertaking shall, for all purposes, be treated as and deemed to be the profits or income, taxes or losses, as the case may be, of SGL;

(ii)	VAL shall carry on the activities of the Aluminium Business Undertaking with reasonable diligence and business prudence and in the same manner as it had been doing hitherto, and shall not undertake any additional financial commitments of any nature whatsoever, borrow any amounts or incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitment either for themselves or on behalf of its respective affiliates or associates or any third party, in relation to the Aluminium Business Undertaking; or sell, transfer, alienate, charge, mortgage or encumber or deal in any of its properties/assets of the Aluminium Business Undertaking, except:

(a)	when the same is expressly provided in this Scheme; or

(b)	when the same is in the ordinary course of business of the Aluminium Business Undertaking as carried on by VAL, as on the date of filing of this Scheme in the Courts; or

(c)	when written consent of SGL has been obtained in this regard.

(iv)	VAL shall not alter or substantially expand the Aluminium Business Undertaking, except with the written concurrence of SGL; and

(v)	VAL shall not amend its Memorandum of Association or Articles of Association in a manner affecting the demerger of the Aluminium Business Undertaking into and with SGL, except with the written concurrence of SGL.

2.3	(i)	With effect from the date of this Chapter 6 coming into effect, SGL shall carry on and shall be entitled to carry on the business of the Aluminium Business Undertaking.

(ii)

For the purpose of giving effect to the order passed under Sections 391 to 394 and other applicable provisions of the Act in respect of the Scheme by the Court, SGL shall, at any time pursuant to the orders approving this Scheme, be entitled to get the recordal of the change in the legal right(s) upon the demerger of the Aluminium Business Undertaking, in accordance with the provisions of Sections 391 to 394 of the Act. SGL is and shall always be deemed to have been authorized to execute any pleadings, applications, forms, etc., as may be required to remove any difficulties and carry out any formalities or compliance as are necessary for the implementation of this Scheme.

(iii)	Upon this Chapter 6 becoming effective SGL unconditionally and irrevocably agrees and undertakes to pay, discharge and satisfy all liabilities and obligations of the Aluminium Business Undertaking with effect from the Appointed Date, in order to give effect to the foregoing provisions.

2.4	COMPLIANCE WITH SECTION 2(19AA) of the INCOME-TAX ACT, 1961

The provisions of this Scheme as they relate to demerger of the Aluminium Business Undertaking into and with SGL have been drawn up to comply with the conditions relating to “demerger” as defined under Section 2(19AA) of the Income-tax Act, 1961. If any terms or provisions of the Scheme are found or interpreted to be inconsistent with the provisions of the said Section of the Income-tax Act, 1961, at a later date including resulting from an amendment of law or for any other reason whatsoever, the provisions of the said Section of the Income-tax Act, 1961, shall prevail and the Scheme shall stand modified to the extent determined necessary to comply with Section 2(19AA) of the Income-tax Act, 1961. Such modification will, however, not affect the other parts of the Scheme.

PART 3

CONSIDERATION AND ACCOUNTING TREATMENT

3.1	PAYMENT OF CONSIDERATION

3.1.1	Upon this Chapter 6 of the Scheme coming into effect and upon vesting of all assets and liabilities of the Aluminium Business Undertaking into and with SGL in accordance with Part 2 of this Chapter 6 of this Scheme, SGL shall not pay any consideration to VAL or to its shareholders, as upon implementation of the Concurrent Scheme and provisions of Chapter 2, which shall be made effective prior to the effectiveness of this Chapter 6, VAL will become a wholly owned subsidiary of SGL and SGL (either itself and through its nominee) would be the only shareholder of VAL, and accordingly, no shares shall be allotted by SGL either to itself or to any of its nominee shareholders holding shares in VAL.

3.2	ACCOUNTING TREATMENT

3.2.1	SGL shall, upon this Chapter 6 becoming effective and with effect from the Appointed Date, record the assets and liabilities of Aluminium Business Undertaking (as appearing in the books of accounts of VAL at the close of business on the day preceding the Appointed Date), as vested in SGL pursuant to this Chapter 6, at their respective book values thereof.

3.2.2	SGL shall, upon this Chapter 6 becoming effective and with effect from the Appointed Date, post the vesting of the Aluminium Business Undertaking in SGL pursuant to this Chapter 6, shall adjust any surplus/deficit in its books of accounts resulting from the demerger of the Aluminium Business undertaking pursuant to this Chapter 6(i.e., excess/shortfall of book value of assets over the liabilities of the Aluminium Business Undertaking vested in SGL), after adjusting the carrying value of shares in VAL as on the effective date not representing by the net assets value of VAL as on the effective date, against its general reserve.

3.2.3	VAL shall, upon this Chapter 6 becoming effective and with effect from the Appointed Date, post the vesting of the Aluminium Business Undertaking in SGL pursuant to this Scheme, shall adjust any surplus / deficit in its books of accounts resulting from the demerger of the Aluminium Business undertaking pursuant to this Scheme (i.e., excess of book value of assets over the liabilities of the Aluminium Business Undertaking vested in SGL), against its securities premium account at first instance and its paid-up share capital, in case the share premium account available with VAL is insufficient to meet the deficit.

3.2.4	The reduction, if any, in the securities premium account/paid up share capital of the Demerged Company, in terms of sub-clause 3.2.4 above, shall be effected as an integral part of this Scheme in accordance with the provisions of Section 78 and Sections 100 to 103 of the Act and the orders of the Courts sanctioning this Scheme shall be deemed to be also the orders under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

3.2.5	SGL shall record in its books of account, all transactions of VAL in respect of assets, liabilities, income and expenses of the Aluminium Business Undertaking, from the Appointed Date to the date of this Chapter 6 coming into effect. Any inter-company payables and receivables (including loans, advances or debenture etc.) between VAL and SGL relating to the Aluminium Business Undertaking shall be cancelled and SGL shall accordingly not record any of such payables and receivables in its books.

3.2.6	In case of any differences in accounting policies between SGL and VAL, impact of the same till the Appointed Date will be quantified and the same shall be appropriately adjusted and reported in accordance with applicable accounting rules and principles, so as to ensure that the financial statements of SGL reflect the financial position on the basis of consistent accounting policies.

3.3	RESIDUAL BUSINESS

3.3.1	Residual VAL and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by VAL.

3.3.2	(i) All legal, taxation or other proceedings whether civil or criminal (including before any statutory or quasi-judicial authority or tribunal) by or against VAL under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to Residual VAL (including those relating to any property, right, power, liability, obligation or duties of VAL in respect of Residual VAL) shall be continued and enforced by or against VAL after the date of this Chapter 6 coming into effect. SGL shall in no event be responsible or liable in relation to any such legal, taxation or other proceeding against VAL, which relate to Residual VAL.

(ii)	If proceedings are taken up against SGL in respect of the matters referred to in sub-clause (i) above, it shall defend the same in accordance with the advice of VAL and at the cost of VAL, and the latter shall reimburse and indemnify SGL against all liabilities and obligations incurred by SGL in respect thereof.

CHAPTER 7

PART 1

DEFINITIONS AND MODIFICATIONS IN THE MEMORANDUM OF ASSOCIATION OF SGL

1.1	DEFINITIONS:

“Companies” shall mean collectively the Amalgamating Companies, SGL and VAL, which are the parties to this Scheme; and the term “Company” shall refer to any one of them, as the context may require.

1.2	CHANGES IN SHARE CAPITAL

1.2.1	Upon the respective Chapters of the Scheme becoming effective and with effect from the respective Appointed Dates, the authorized share capital of SIIL, MALCO and SEL shall stand consolidated and vested in and be merged with the authorized share capital of SGL and shall stand reclassified as consisting of only equity shares of Re. 1 each, without any liability for payment of any additional fees (including fees and charges to the relevant Registrar of Companies) or stamp duty, as such fees and duties in respect of such authorized share capital of SIIL, MALCO and SEL have already been paid by the respective companies, the benefit of which stands vested in SGL pursuant to the respective Chapters of the Scheme becoming effective in terms thereof.

1.2.2	Upon the respective Chapters of the Scheme coming into effect and with effect from the respective Appointed Dates (and consequent to consolidation and vesting of the existing authorized share capital of SIIL, MALCO and SEL into and with the authorized share capital of SGL, in accordance with Clause 1.2.1 hereinabove), the authorized share capital of SGL of Rs. 1,000,000,000 (divided into 1,000,000,000 equity shares of Re. 1 each) shall stand enhanced to Rs. 51,260,000,000 (divided into 51,260,000,000 equity shares of Re. 1 each).

1.2.3	This Scheme as proposed, and upon sanction by the Courts shall constitute a single window clearance and shall be deemed to be sufficient for the enhancement of the authorized share capital of SGL and no further resolution subsequent to the sanction of the Scheme shall be required for increasing the authorized share capital (whether under Section 16, Section 94 and/or any other applicable provisions of the Act), nor shall any additional fees or stamp duty be payable on the memorandum of association of SGL as stamp duty and other fees and charges already paid to the relevant Registrar of Companies on the respective memorandums of association of SIIL, MALCO and SEL, constitutes assets deemed to be merged and available to SGL pursuant to vesting orders as provided in Part 2 of each of Chapter 2, Chapter 4 and Chapter 5, respectively, hereinabove.

1.3	CHANGE IN THE MEMORANDUM OF ASSOCIATION OF SGL

Alteration of the Main Objects:

Upon the occurrence of the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be, and with effect from the earliest Appointed Date mentioned in this Scheme, the Main Objects of SGL shall be deemed to have been altered by adding new paragraphs, namely, Paragraphs 6 to 9, in the Objects clause (Clause III) of the Memorandum of Association of SGL, which shall stand inserted immediately after existing paragraph 5, and shall read as under:

“6.	To carry on the business of mechanical, electrical, railway, marine, aeronautical, agricultural, sanitary, civil and constructional engineers, ferrous and non-ferrous metal founders, casters, spinners, follers, and workers of all metals and their alloys, welders by any process whatsoever of ferrous and non ferrous metals and metal compounds, manufacturers of welding applications, tool makers, metal workers, boller makers, mill-wrights, machinists, manufacturers of iron, pig iron, steel, metal wires, ingots, metals and their alloys of all kinds and descriptions, metal conductors, wires, galvanized wires, rods and things in all its branches, wire nails, bolts, nuts and appliances, tools and implements, sheets that could be manufactured out of aluminum, iron, steel, brass, zinc, copper, gold, silver or any other kind and combination of metal, converters of iron and steel and other metals, smiths, tin manufacturers and tinkers, wheelwrights, wood workers, builders, painters, metallurgists, water supply engineers; gas makers, varnishers, vulcanizers, electroplaters, silverplates, nickelplates, aluminium platers, importers, exporters and distributors in all kinds of plant and machinery, apparatus, tools, component parts, accessories, and to buy, sell, manufacture, repair, convert, alter, let on hire and deal in any kind of metals, machinery, implements, tools, accessories, rolling stock, hardware of all kinds and things necessary or convenient for carrying on the business or usually dealt in by persons in like business.

7.	To carry on the business of manufacturers of, and dealers in chemicals of any nature and kind whatsoever, including acids, alkalies and salts, manures, fertilizers, dyes, caustic soda, soda ash, sulphur, sulphuric acid, phosphoric acid, silicic acid, magnesite and drugs, tannins, essences, pharmaceutical, sizing, medicinal, chemical, industrial and other preparations and articles of any nature and kind whatsoever, mineral and other waters, soaps, oils, paints, varnishes, compounds, drugs, dyestuffs- organic and mineral- intermediates, paints and colour grinders, makers of and dealers in proprietary articles of all kinds and of electrical, chemical, photographical, surgical and scientific apparatuses and materials and to manufacture, refine manipulate, import and deal in salts and marine minerals and their derivatives, by products and compounds of any nature and kind whatsoever.

8.	To generate, supply, sell, accumulate, convert, transmit and distribute electric power or energy (conventional and non-conventional) and to do all such things as may be required in connection therewith and to acquire, establish, maintain and run power plant(s) whether for captive use or otherwise. To carry on the business of acquiring, establishing, commissioning, setting up, operating and maintaining thermal, hydro, nuclear and all kinds of conventional and non-conventional power plants, power transmission systems, power systems, generation stations based on conventional/non-conventional resources for evacuation, generation, transmission and distribution of power through establishing or using station, tie-lines sub-stations and transmission lines on commercial basis including build, own and transfer (BOT), built own and operate (BOO) and/or build, own lease and transfer (BOLT) and/or build, own, operate and transfer (BOOT) basis and to carry on the business of acquiring, operating, managing and maintaining power transmission system, power generation stations, tile-lines, sub-stations and transmission lines, either newly set up or acquired from State Electricity Boards, Vidyut Boards, Power Utilities Generating Companies, Transmission Companies, Distribution Companies, State Governments, licensees, Statutory Bodies, other organizations and bulk consumers of power and for any or all of the aforesaid purposes, to do trading and all the necessary or ancillary activities as may be considered necessary or beneficial or desirable. To manufacture, buy, sell, exchange, alter, improve, manipulate, prepare for market, import or export or otherwise deal in electrical wires, electrical goods and cables of all kinds, including but not limited to power/electrical/telecommunication cables, jelly filled cables, dry core cables, coaxial, optic fibre cables, switch board cables, jumparwires, telephone handset cords and other suitable alike cables and wires.

9.	To carry on the business of developing Special Economic Zones in India in compliance with the applicable Governmental policies and procedures.”

After the insertion of the aforementioned Paragraphs, the remaining paragraphs in the Objects clause (Clause III) of the Memorandum of Association of SGL shall be deemed to have been renumbered accordingly.

It is hereby clarified that the consent of the shareholders of SGL to this Scheme shall be deemed to be sufficient for the purposes of effecting the aforementioned amendment and that no further resolution under Section 17 or any other applicable provisions of the Act, would be required to be separately passed, nor any additional fees (including fees and charges to the relevant Registrar of Companies) or stamp duty, shall be payable by SGL.

Alteration in the Name Clause:

Upon the occurrence of the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be, the name of SGL shall be deemed to have been changed from “Sesa Goa Limited” to “Sesa Sterlite Limited’or such other alternative name as may be permitted by Registrar of Companies, Goa in accordance Section 21 and other relevant provisions of the Act.

It is hereby clarified that the consent of the shareholders of SGL to this Scheme shall be deemed to be sufficient for the purposes of effecting the aforementioned amendment and that no further resolution under Section 21 or any other applicable provisions of the Act, would be required to be separately passed, nor any additional fees (including fees and charges to the relevant Registrar of Companies) or stamp duty, shall be payable by SGL.

PART 2

GENERAL TERMS AND CONDITIONS

2.1	The Companies shall, with all reasonable dispatch, make respective applications to the relevant Courts, under Sections 391 to 394 and other applicable provisions of the Act, seeking orders for dispensing with or convening, holding and/or conducting of the meetings of the classes of their respective shareholders and/or creditors and for sanctioning the Scheme with such modifications, as may be approved by the Courts.

2.2	Upon this Scheme being approved by the requisite majority of the shareholders and creditors of the Companies (wherever required), the Companies shall, with all reasonable dispatch, file respective petitions before the relevant Courts for sanction of the Scheme under Sections 391 to 394 and other applicable provisions of the Act, and for such other order or orders, as the Courts may deem fit for carrying the Scheme into effect. Upon this Scheme being approved by the requisite majority of the shareholders of the Companies, the shareholders of the Companies, shall be deemed to have also accorded their approval under all relevant provisions of the Act for giving effect to the provisions contained in the Scheme.

2.3	The effectiveness of the Scheme is conditional upon and subject to:

(a)	the Scheme being approved by the respective requisite majorities of the various classes of shareholders and creditors of the Companies as required under the Act, and the requisite orders of the Courts being obtained;

(b)	the Scheme being approved by the Competition Commission of India;

(c)	the Concurrent Scheme being made effective in terms of the provisions of the Act and the relevant Mauritian laws governing Ekaterina Limited; and

(d)	certified copies of the orders of the Courts referred to under sub-clause (a) above being filed by the Companies with the respective Registrars of Companies having jurisdiction over each such Company.

2.4	Upon sanction of the Scheme by the Courts and pursuant to occurrence of the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be, the following shall be deemed to have occurred and shall become effective and operative only in the sequence and order mentioned hereunder:

(a)	the provisions of Chapter 1 and 7 shall take effect. Provided, however, for the Clauses of Chapter 7, the dates of effectiveness of which have been expressly provided for therein shall come into effect only on the dates so expressly provided;

(b)	the provisions of Chapter 2 shall take effect, and accordingly, SIIL shall stand amalgamated with and vested in SGL in terms of the provisions of Chapter 2, with effect from the Appointed Date as mentioned under Chapter 2;

(c)	the provisions of Chapter 3 shall take effect, and accordingly, the Power Business Undertaking shall stand hived-off into VAL in terms of the provisions of Chapter 3, with effect from the Appointed Date as mentioned under Chapter 3; and

(d)	the provisions of Chapter 4 shall take effect, and accordingly, MALCO (post the hive-off of its Power Business Undertaking into VAL, as proposed in Chapter 3) shall stand amalgamated with and vested in SGL in terms of the provisions of Chapter 4, with effect from the Appointed Date as mentioned under Chapter 4.

Upon sanction of the Scheme by the Courts, on the 60th day (or such other date as may be agreed upon by the Board of Directors of SEL and SGL) from the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be, the following shall be deemed to have occurred and shall become effective and operative in the sequence and order mentioned hereunder:

(a)	the provisions of Chapter 5 shall take effect, and accordingly, SEL shall stand amalgamated with and vested in SGL in terms of the provisions of Chapter 5, with effect from the Appointed Date as mentioned under Chapter 5.

Upon sanction of the Scheme by the Courts, on the 60th day (or such other date as may be agreed upon by the Board of Directors of VAL and SGL) from the last of the dates on which the certified copy of the Order of the High Court of Judicature at Madras and the Order of High Court of Judicature at Bombay, Panaji Bench, Goa or any other appropriate authority sanctioning the Scheme is filed with the relevant Registrar of Companies at Tamil Nadu and Registrar of Companies, Goa, as the case may be, the following shall be deemed to have occurred and shall become effective and operative in the sequence and order mentioned hereunder:

(a)	the provisions of Chapter 6 shall take effect, and accordingly, the Aluminium Business Undertaking shall stand vested into and with SGL in terms of the provisions of Chapter 6, with effect from the Appointed Date as mentioned under Chapter 6.

2.5	The Companies (acting through their respective Boards of Directors) may assent to any modifications or amendments to the Scheme, which the Courts and/or any other authorities may deem fit to direct or impose or which may otherwise be considered necessary or desirable for settling any question or doubt or difficulty that may arise for implementing and/or carrying out the Scheme. The Companies (acting through their respective Boards of Directors) be and are hereby authorized to take such steps and do all acts, deeds and things as may be necessary, desirable or proper to give effect to the Scheme and to resolve any doubts, difficulties or questions, whether by reason of any orders of the Courts or of any directive or orders of any other authorities or otherwise howsoever arising out of, under or by virtue of the Scheme and/or any matters concerning or connected therewith.

2.6	The Companies (acting through their respective Boards of Directors) shall be at liberty to withdraw the Scheme in entirety, or to decide not to give effect to any one or more of the Chapters contained herein, whether for the reason of any condition or alteration imposed by Courts or any other governmental/regulatory authority not being acceptable to them, or otherwise.

2.7	Upon the respective Chapters of this Scheme becoming effective, the Board of Directors of SGL/VAL, as the case may be, shall be entitled to reconstruct the accounts and/or to revise income tax returns, TDS returns etc. of SGL/VAL, even beyond the respective due dates and shall also have the right to claim refunds, advance tax credits, credit of tax under Section 115JB, credit of dividend distribution tax, credit of tax deducted at source, credit of foreign taxes paid/withheld, etc., if any, as may be required for the purposes of/consequent to implementation of the Scheme.

2.8	All costs, expenses, charges, fees, taxes, duties, levies and all incidental expenses arising out of or incurred in carrying out and implementing the terms and conditions or provisions of the Scheme and matters incidental thereto shall be borne and paid by SGL.

2.9	In the event of any inconsistency between any of the terms and conditions of any earlier arrangement between the Companies and their respective shareholders and/or creditors, and the terms and conditions of the Scheme, the latter shall prevail.

2.10	If any Chapter (or part thereof) of the Scheme is invalid, ruled illegal by any Court of competent jurisdiction, or unenforceable under present or future laws, then it is the intention of the parties that such Chapter (or part thereof) shall be severable from the remainder of the Scheme and the Scheme shall not be affected thereby, unless the deletion of such Chapter (or part thereof) shall cause the Scheme to become materially adverse to any party, in which case the Companies (acting through its respective Boards of Directors), to which such Chapter (or part thereof) relates to and SGL shall attempt to bring about a modification in the Scheme, as will best preserve for the parties, the benefits and obligations of this Scheme, including but not limited to such Chapter (or part thereof).

2.11	The vesting of properties and liabilities to, and the continuance of proceedings by or against SGL/VAL, as envisaged in respective Chapters of this Scheme shall not affect any transaction or proceedings already concluded by the Amalgamating Companies and/or MALCO, as the case may be, on or before the relevant Appointed Dates, and after such Appointed Dates till the dates of the relevant Chapters coming into effect, to the end and intent that SGL/VAL accepts and adopts all acts, deeds and things done and executed by the Amalgamating Companies/MALCO in respect thereto as done and executed on behalf of itself.

2.12	(a)

The Companies shall be entitled to declare and pay dividends, whether interim and/or final, to their respective shareholders prior to the dates of relevant Chapters coming into effect, in the ordinary course of business. In other words, the shareholders of the Amalgamating Companies or VAL, as the case may be, shall not be entitled to dividend (whether interim and/or final), if any, declared and paid by SGL to their shareholders prior to the dates of the relevant Chapters coming into effect and vice versa.

(b)	The holders of the shares of the Companies shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective articles of association including the right to receive dividends.

(c)	It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any shareholder of the Companies to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Companies, and if applicable as per the provisions of the Act, be subject to the approval of the shareholders of the Companies respectively.

2.13	Upon the respective Chapters of this Scheme becoming effective, SGL shall be entitled to use all labels, packaging, point of sale material, sign board, samples, closures, other publicity material, etc, lying unused with the respective Amalgamating Companies, and which such Amalgamating Companies are otherwise entitled to use under any statute/regulation, till such time as all of such packaging, labels, closures, etc, are exhausted.

2.14	Though the respective Chapters of this Scheme shall become effective from the dates of effectiveness provided for in each Chapter, the provisions of this Scheme shall be applicable and come into operation in the sequence provided for under Clause 2.4 above of this Chapter 7 and with effect from the Appointed Dates respectively provided for in the individual Chapters.

2.15	The issue and allotment of equity shares by SGL as provided in this Scheme is an integral part thereof and shall be deemed to have been carried out as if the procedure laid down under Section 81(1A) and all other applicable provisions of the Act were duly complied with.

IN THE HIGH COURT OF JUDICATURE AT MADRAS ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO 393 OF 2012

In the matter of the Companies Act, 1956 (1 of 1956);
AND
In the matter of Sections 391 to 394 read with Section 78, 100 to 103 of the Companies Act, 1956;
AND
In the matter of Scheme of Amalgamation and Arrangement
AMONGST
Sterlite Industries (India) Limited (‘SIIL’ or ‘Amalgamating Company 1’)
AND
The Madras Aluminium Company Limited (‘MALCO’ or ‘Amalgamating Company 2’)
AND
Sterlite Energy Limited (‘SEL’ or ‘Amalgamating Company 3’)
AND
Vedanta Aluminium Limited (‘VAL’ or ‘Demerged Company’)
AND
Sesa Goa Limited (‘SGL’ or ‘Amalgamated Company’)
And
their respective shareholders and creditors.

Sterlite Industries (India) Limited, a company incorporated under the	)
provisions of the Companies Act, 1956 and having its registered office	)
at SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O,	)
Tuticorin – 628 002, Tamil Nadu	) ...... Applicant Company

FORM OF PROXY

I/We,                                                                                               , the undersigned being the equity shareholder(s) of Sterlite Industries (India) Limited, the Applicant Company do hereby appoint Mr./ Ms.                                                                   of                                                                   and failing him/her                                                                   of                                                                   as my/our proxy, to act for me/us at the meeting of the Equity Shareholders to be held at Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai – Bypass Road, T.V. Puram, P. O. Tuticorin- 628002 on Thursday, 21st June, 2012, at 10 am, for the purpose of considering and, if thought fit, approving, with or without modification(s), the proposed Amalgamation and Arrangement embodied in the Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited and The Madras Aluminium Company Limited and Sterlite Energy Limited and Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors (‘Scheme’ or ‘the Scheme’) and at such meeting, and any adjournment or adjournments thereof, to vote, for me/us and in my/our(s) name(s)                                                                   [herein, if ‘for’, insert ‘FOR’, if ‘against’, insert ‘AGAINST’, and in the later case, strike out the words below after Amalgamation and Arrangement’] the said amalgamation and arrangement either with or without modification as my proxy may approve.

Affix Rs. 1/- Revenue Stamp
* Strike out what is not necessary

Dated this day of , 2012	Signature across the Stamp

Name

Address

(For Demat holding) DP Id. Client Id.

(For Physical holding) Folio No. No. of Shares held:

Signatures of Shareholder(s)

Sole / First Holder	:

Second Holder	:

Third Holder	:

Signature of Proxy	:

Notes:
(1)	Proxy need not be a shareholder.
(2)	The Proxy must be deposited at the Registered Office of the Company situated at SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu not later than 48 hours before the meeting.
(3)	All alterations made in the form of Proxy should be initialed.
(4)	In case of multiple proxies, the proxy later in time shall be accepted.
(5)	Body Corporate and FII Equity Shareholder(s) would be required to deposit certified copies of Board/Custodial resolutions/Power of Attorney, as the case may be, authorizing the individuals named therein, to attend and vote at the meeting on its behalf. These documents must be deposited at the Registered Office of Sterlite Industries (India) Limited at SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu at least 48 hours before the time of holding the meeting.

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ATTENDANCE SLIP

STERLITE INDUSTRIES (INDIA) LIMITED
Registered Office: SIPCOT Industrial Complex, Madurai By Pass Road, T. V Puram P.O, Tuticorin – 628 002, Tamil Nadu

COURT CONVENED MEETING OF EQUITY SHAREHOLDERS ON THURSDAY, 21ST JUNE, 2012, AT 10 AM.

PLEASE COMPLETE THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

I/We hereby record my/our presence at the meeting of the equity shareholders of the Company, convened pursuant to the Order dated 26th April, 2012 of the Hon’ble High Court of Judicature of Madras, at Tamira Club, Tamira Niketan, SIPCOT Industrial Complex, Madurai – Bypass Road, T.V. Puram, P. O. Tuticorin- 628002 on Thursday, 21st June, 2012, at 10 am.

Name and Address of Shareholder (IN BLOCK LETTERS):

Signature :

(For Demat holding) DP Id. Client Id.

(For Physical holding) Folio No.

No. of Shares held :

Name And Address of the Proxy Holder (in block letters, to be filled in by the proxy attending instead of the equity shareholder):

Signature of the Proxy :

* (To be filled in by the Proxy in case he/she attends instead of the shareholder)

Notes:-

Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.

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